SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

11 JULY 2003

AngloGold Limited
_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
      No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:
Enclosures:
   ANGLOGOLD REPORT FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 2000,
PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR

Increased production and operating profit
with steady earnings
Group results for the quarter...
 •
Gold production up 2% while operating profit increases
 by 9%.
 •     Headline earnings increased by 1% to R430 million
       despite increased interest, exploration and operating
       costs.
 •      Net loss is R131.5 million, as a result of asset
        impairments.
...and for the year
 •       Gold production rises 5% to 7.24 million ounces.
 •       Operating profit increases by 6% to R3.27 billion.
 •       Headline earnings decrease by 11% to R1.77 billion.
 •       Final dividend of R6.50 per share declared, giving
 •       R14.00 for the year and a 6.4% yield.
Regional operating results for the quarter
SOUTH AFRICA
 •      Operating profit is up 3% despite a 4% decrease in
        gold production due to reduced shifts in December.
 •      There is strong production from most operations, led
         by Great Noligwa, Kopanang, Tau Lekoa and Savuka.
 •      Performances from Bambanani, Joel and Mponeng
         continue to disappoint.
 •      Rand cash costs are up 4% to R50,785 per kilogram,
         but dollar costs are down 4% to $208 per ounce.
     •      Completion of the sale of Elandsrand and Deelkraal to
           Harmony is expected soon.
AFRICA

•      Morila comes into production with 57,000 attributable
        ounces at $88 per ounce.

•      Production at Sadiola decreases as planned.

•      Navachab costs and production both improve.

•      The Yatela project is on target and the Geita
transaction completed.
NORTH AMERICA

•      Gold production increases by 23% with the introduction
       of Cortez ore at Jerritt Canyon.

•      Production costs are up owing to diesel fuel increases
       and the cost of Cortez ore.

•      Cripple Creek & Victor J.V. production is marginally
       down and fuel price increases push costs up by 2%.
SOUTH AMERICA

•      Gold production is 14% higher at 122,000 ounces.

•      Cash costs are up 11% due to wage increases, Serra
       Grande maintenance and increased tonnage at Cerro
        Vanguardia.
AUSTRALASIA

•      Production levels are maintained at 142,000 ounces.

•      Sunrise Dam production up 2% but cash costs
        increase by 2%.

•      Brocks Creek operation closes while Pine Creek
       production improves and costs reduced by 20%.

•      Boddington production is steady, but mining of
       marginal ore and stockpiles in the end-of-life ore-body
       increases costs.

•      Australasian office will move from Melbourne to Perth
       in March 2001.
Quarter
ended
Dec
2000
Quarter
ended
Sept
2000
Year
ended
Dec
2000
Year
ended
Dec
1999
Quarter
ended
Dec
2000
Quarter
ended
Sept
2000
Year
ended
Dec
2000
Year
ended
Dec
1999
Rand/Metric
Dollar/Imperial
Gold
Produced
-
kg/oz
000
57,906         56,924
225,295
 215,166            1,862        1,830         7,243            6,918
Revenue
-
R/kg/$/oz
sold
70,819
67,460
67,158
 61,830              289           300             308              315
Total
cash
costs
-
R/kg/$/oz
produced
48,255
46,914
46,404
41,979               197           209             213             213
Total
production
costs
-
R/kg/$/oz
produced
55,454
53,967
53,334
47,842               226           240              245             244
Operating
profit
-
R/$
million
889             814
3,272
3,088              116            115              469             505
Net capital expenditure
- R/$ million
938
438
2,009
1,330
138
63
297
218
Net (loss) /  profit
- R/$ million
(132)
394
1,116
2,654
(18)
55
166
434
Net (loss) / earnings
- cents per share
(123)
369
1,043
2,695
(16)
52
155
441
Headline earnings
- cents per share
402
399
1,658
2,485
52
56
237
407
Headline (loss) / earnings before
 deferred taxation rate change
- cents per share
402
399
1,658
2,018
52
56
237
328
Dividends
- cents per share
1,400          2,000
196             328
REPORT
FOR THE QUARTER AND YEAR
ENDED 31 DECEMBER 2000
ANGLOGOLD LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Certain forward-looking statements
Certain statements contained in this document, including without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of
AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.
Throughout this document, $ refers to US dollars, unless otherwise stated.
Published by AngloGold's
Corporate Communications Department
PO Box 62117
Marshalltown
2107
South Africa
Telephone: +27 11 637 6147
Fax: +27 11 637 6399/6400
E-mail: investors@anglogold.com

Dear Shareholder
Overview
The year 2000 was a tough one for the gold
industry and AngloGold.  The gold price has
continued to be at its lowest in two decades and
AngloGold experienced disappointing operational
performance in its South African operations.  In
contrast, the year also saw a major expansion
launched in the company's key Australian mine,
Sunrise Dam; the launching of a new mine, Yatela,
in Mali; and the acquisition of substantial interests
in two other African mines: Morila, also in Mali, and
Geita in Tanzania.  Together these expansions
and acquisitions will contribute some 20 million
ounces of production, at an average cash cost of
$175 per ounce to this company over the next 15
years.
The quarter
Gold production increased by 2% and the received
price by 5%, while total costs were 3% higher than
in the September quarter.  Operating profit at
R889 million rose by 9% and headline earnings, at
R430 million, showed a 1% improvement.
After a poor start to the year in South Africa,
five problem operations were identified.  We
committed ourselves to overcoming their
shortcomings and posting improvements in their
performance during the year, or closing or
disposing of them.  As illustrated once more in this
quarter's results, Great Noligwa and TauTona are
now performing at or above expectations.  During
the quarter, we  announced the sale of Elandsrand
and Deelkraal to Harmony in December for R1
billion  this transaction should be concluded in
February 2001.  Bambanani is still
underperforming because of a lack of access to
higher-grade panels.  Similarly, at Joel, significant
increases in mining efficiency have not been
rewarded by increased gold production because of
disappointing recovered grade.  We will act
decisively, as we have with Elandsrand and
Deelkraal, if we are not able to improve the
performance of Bambanani and Joel.
A very pleasing feature of the operating
performance in South Africa has been the
continued improvement in safety.  Indeed, since
the intensive safety drive began two years ago,
fatal accidents decreased by 52%, the fatality rate
by 42%, and lost-time accidents by 33%.  This is a
tribute to the effort and commitment of all
employees and all managers.  Despite these
improvements, however, we remain committed to
eliminating accidents.
Elsewhere, the operations in South America,
Africa and Australasia continue to deliver
impressive results.  The Morila operation has been
especially rewarding, producing 57,000
attributable ounces in its first operating quarter at a
cash cost of $88 per ounce.  In North America,
increasing costs are a continuing concern.
This quarter, the regular review of assets in the
light of current realities (in particular our
conservative view of future gold price of $270 in
2001, rising to $310 in 2005) has resulted in the
impairment of several assets, the most significant
being Jerritt Canyon, Ergo and Elandsrand which
are now carried on our books at values which
realistically reflect their actual cash-generating
capacity at today's gold price.  These impairments,
amounting to some R700 million, or 6% of the
company's net asset value (or market
capitalisation), are reflected in the income
statement with a significant impact on our net profit
line.  The review reduced the company's reserve
ounces by 10%.
The year
Headline earnings for the year 2000 at R1.77
billion were 11% lower than in 1999.
In 2000, we produced 5% more gold, some 7.2
million ounces, and increased operating profit by
6% to R3.3 billion.  Given the operating problems
at some of our engine room assets, this is more
than a modest achievement.  However, we are
acutely aware that our earnings stream has
disappointed our shareholders and the share price
reflects this.
2001 and beyond
Looking forward to this year and beyond, there are
a number of challenges facing us.  The first is to
complete the improvement in operating
performance in South Africa.  As indicated above,
the major focus is on Bambanani and Joel.  The
second, given the conservative planning view
adopted by the company on the gold price, is to
drive down costs.
Management has set itself the target of
reducing overhead costs by at least 10% during
2001, and will report progress on this target on a
regular basis.
LETTER FROM THE CHAIRMAN AND
DEPUTY CHAIRMAN

We will also be seeking to reduce operating
costs.  In South Africa, our target is to hold costs
neutral in rand terms.  If the rand should continue
to devalue against the US dollar, the currency in
which this company's revenues are earned, the
financial impact will be one of increased margins.
Outside of South Africa, where mining is mainly
open-pit and there is a significant exposure to
costs of petroleum products, these operations
have had to contend with much higher fuel prices.
Nevertheless, management in all regions will seek
cost savings.
When AngloGold was established in early
1998, its key objective was to change the
character of the company from a series of South
African mines with finite lives, and no growth
opportunities, to a company with a broad portfolio
of geographic and geological gold mining assets.
In 2000, 25% of our production and 33% of our
earnings came from outside South Africa and from
open-pit or shallow underground mining.
In 2001, AngloGold will continue to invest
strongly in its future, both inside South Africa,
where the new mine, Moab Khotsong, and the
shaft-deepening project at Mponeng are well
advanced, and at Sunrise Dam, Yatela, Morila and
Geita.
Dividend
We are pleased to announce the final dividend for
2000 of R6.50 per share, giving an annual
dividend for the year of R14.00 per share, and a
yield of 6.4% at the current share price of R220.
Draft Mineral Development Bill
The South African government has published for
comment, draft legislation which aims to
fundamentally redraw mining law.  We see the
need to restructure the regulation of mining to free
the industry from its Apartheid legacy.  We accept
the right and duty of governments to regulate
mining in the public interest.  For the industry to
continue to thrive, however, it is imperative that:
    regulations be based on clear and objective
criteria, spelt out in legislation;
    present or future investors have a right of
appeal to the Courts; and
   investors who believe that the new regulation
infringes on their property rights, should have
access to fair compensation as determined by
the Courts.
The draft legislation, as we read it, is seriously
deficient in this regard.  The Minister of Mineral
and Energy Affairs has repeatedly expressed her
desire not to disrupt existing mineral activities, and
we are therefore confident that the draft will be
corrected to accommodate these shared concerns.
Nicky Oppenheimer
In December last year, Nicky Oppenheimer
announced that he was stepping down as
chairman of AngloGold to allow him to focus his
attention on his other business responsibilities.
We record our gratitude to Nicky for his energetic
and dedicated leadership of the board during
AngloGold's formative and challenging years.  We
are pleased that he has agreed to continue to
serve on the board as a non-executive member.
RUSSELL EDEY
Deputy Chairman
30 January 2001
BOBBY GODSELL
Chairman and Chief
Executive Officer

OVERVIEW
Despite the reduction in the number of operating
shifts for the South African operations due to the
Christmas and election holidays, AngloGold's
operating profit for the quarter increased by 9% or
R75.0 million.  Headline earnings were marginally
higher at R430 million or 402 cents per share.
The increased operating profit for the quarter was
offset by the cost of the company's growth
strategy, and in particular the acquisition of Morila
and Geita, which led, as anticipated, to higher
interest payments.  There was also increased
spending on exploration during the quarter.
For planning purposes AngloGold continues
to apply conservative views of future gold prices
($270 in 2001; rising to $310 by 2005). To achieve
some degree of revenue certainty and to enable
the company to meet its return targets, the policy
of hedging part of our production will continue.  It
is a strategy, which for more than a decade, has
allowed AngloGold to achieve higher prices for its
gold than spot.  It is expected that this pattern will
continue into the future.
The application of these conservative
planning parameters has produced an impairment
in a number of the company's assets.  This has
resulted in an accounting loss for the quarter of
R131.5 million.
Gold production for the quarter was up 2% to
57,906 kilograms (1.86 million ounces). Although
the received price for gold, in rand terms, rose by
5% to R70,819 per kilogram, in dollar terms the
price decreased by 4% to $289 per ounce.
While dollar-denominated cash costs fell by
6% to $197 per ounce due to the declining
exchange rate, rand-denominated costs increased
by 3% to R48,255 per kilogram for the company as
a whole.  Increasing local currency costs are
driven by fixed costs which do not reduce in line
with fewer working shifts, as was the case during
this quarter.  However, management is committed
to achieving very significant cost savings during
the course of 2001, by significantly reducing
overheads, corporate and operating costs across
the group.
The quarterly return on capital employed is
11%, while return on shareholder equity is
unchanged at 11%.  These returns remain
competitive in relation to other senior gold
producers, but they are below management's
target for the company of 10% and 15%
respectively.
The sale of the Elandsrand and Deelkraal
operations to Harmony was announced during the
quarter and this transaction should be completed
during February.
For the year, gold production went up 5% to
225 tonnes (7.24 million ounces) while operating
profit rose by 6% to R3.27 billion.  As has been
stated on several recent occasions, AngloGold is
in a vigorous growth mode, and approximately
R2 billion was directed to growth projects in 2000
 the Morila and Yatela mines in Mali, Geita in
Tanzania, Sunrise Dam in Australia and Moab
Khotsong and Mponeng in South Africa.  This
reduced headline earnings by 11% to R1.77 billion
year-on-year.
SOUTH AFRICA
Overall performance
At the end of the first quarter, management
identified five South African mines as performing
poorly.  Of those, Great Noligwa and TauTona
now have performance levels at or above
management's expectations.  Elandsrand (along
with Deelkraal) is being sold.  Bambanani has
continued to produce unsatisfactory results
throughout 2000 and significant improvements are
expected in its performance.  Similarly, Joel's
grade problems must be resolved.  If the
performance of these two mines cannot be
corrected, decisive action will be taken as was the
case with Elandsrand and Deelkraal.
Overall, during the fourth quarter operating
profit increased by 3% to R525 million, despite a
4% reduction in gold production to 41,098
kilograms (1.32 million ounces).
Although dollar-denominated total cash costs
declined to $208 per ounce with the falling value of
the rand, total rand cash costs rose by 4% to
R50,785 per kilogram.  These rand costs are the
greatest challenge for the South African operations
in 2001.
It is with regret that the company reports the
death of ten employees in work-related accidents
during the quarter.
The year 2000 saw the South Africa operations
achieve their best safety performance ever.  In
every measure  fatal accidents, fatal frequency
rates, lost-time injury, and lost-time injury
frequency rates  the company produced the
lowest numbers in its history.  Matjhabeng and
Tshepong won prestigious Mine Health and Safety
OPERATING AND FINANCIAL REVIEW

Council awards for extended fatality-free
performances.
Indeed since the major drive on safety
commenced at the end of 1998, fatal accidents
have been reduced by 52%, the fatal frequency
rate by 42% and the lost-time injury frequency rate
by 21%.
Management realises that much remains to be
done, but is enormously encouraged by the
improvements achieved so far.
Mine performance for the quarter
While Great Noligwa was unable to sustain the
excellent results of the previous quarter, its results
showed improved performance over the first half of
the year.  Kopanang returned to the production
levels of previous quarters by focusing some
crews on higher-grade areas with a resultant
increase in recovered grade (16%) and gold
produced (10%).  At Tau Lekoa, excellent
performance was sustained on the production
front, but the exceptional productivity results of the
previous quarter were not repeated.
Lockup of gold resulted in a poor performance
at Bambanani, despite increased ore production
and improved grade.  Here, measures have been
put in place to improve mining efficiency and these
are already showing positive results.  At
Tshepong, the volume mined improved, but gold
production dropped by 17% following a fall in
recovered grade in October.  However, the mine
finished stronger in December and is expected to
maintain output at this level.  The scaling down of
operations at Matjhabeng, prior to shaft closure, is
reflected in its results.  Despite record mining
volumes achieved at Joel, a disappointing lower
grade resulted in gold production falling by 16%.
Plans are in place to improve Joel's profitability
through stopping extra overtime shifts and
reviewing the premium paid for continuous
operations, thus downscaling towards more
selective mining.
Gold production at TauTona was down by 4%
as a result of power failures in both the Lower and
Upper Carbon Leader sections.  At Mponeng,
suspension of mining operations in some areas
due to seismic risk, as well as lack of flexibility in
production following the loss of multi-blast
conditions in 1999, were the main contributors to
the drop in production of 17%.  Multi-blast
permission was restored in August, and reef
development in the fourth quarter has increased
45% above the third quarter, and will ensure
acceptable levels of flexibility during the second
half of 2001.  At Savuka, production continued to
improve with an increased focus on quality factors
and a reduction in stoping width.  The loss of face
length owing to production being stopped in some
panels for safety reasons, resulted in a 9% decline
in gold production at Deelkraal.  Gold output
remained at the lower level of the previous quarter
at Elandsrand, despite improved grade and an
increased focus on vamping.
Ergo maintained a steady performance with all
productivity parameters showing improvements
over the previous period.
AFRICA
Overall performance
The Africa region had an excellent quarter with the
Morila mine in Mali coming into production and
recording a creditable 57,000 attributable ounces
for the quarter.  Attributable gold production for the
quarter thus increased by 58% to 132,000 ounces
at a total cash cost of $105 per ounce, an
improvement of 18% on the previous quarter.
The region also had an outstanding year with
gold production of 366,000 attributable ounces, an
increase of 40% compared with 1999.  Total cash
costs for the region for the year of $124 per ounce
were 17% lower than for the previous year.
Mine performance for the quarter
At Sadiola (38% attributable), despite mill
throughput rising by 3%, attributable production for
the quarter decreased by 14% to 54,000 ounces
largely as a result of treating lower-grade ore as
expected and planned.  However, attributable
production for the year increased by 13%. High-
grade stockpile ore was treated during the third
quarter to circumvent the effects of the rainy
season.  As a result of the decrease in production,
total cash costs increased by 12% to $121 per
ounce.  The mine achieved a 5 Star NOSA rating
during the quarter.
Morila (40% attributable) had its first gold pour
on 18 October and the current quarter is its first
reportable production quarter.  The commissioning
of the mine exceeded expectations with the oxide
circuit producing 57,000 attributable ounces at a
total cash cost of $88 per ounce.  Commissioning
of the sulphide metallurgical plant began in
January 2001.
The Geita transaction, in which AngloGold
acquired a 50% interest in the Geita mine from
Ashanti, became unconditional on 30 November
and was completed on 15 December 2000.  Geita
results will be included with effect from the first
quarter of 2001.
Over this quarter, production at Navachab
rose by 5%

to 22,000 ounces at a cash cost of
$163 per ounce, an improvement of 8%.

 The mine

was declared a continuous operation by the
Namibian Minister of Labour, and agreements
were finalised with the Mineworkers' Union of
Namibia on payment for work on Sundays and
public holidays and on the election of a permanent
union representative.
Construction at the Yatela mine is on schedule
with the first gold pour planned for June 2001.
Mining in the pit began in December, while
construction of the heap leach plant and general
infrastructure is at an advanced stage.  The safety
performance target set for 2000 was achieved.  An
environmental audit confirmed that the mine had
satisfied the requirements of the Environmental
Impact Assessment for mine construction.
NORTH AMERICA
Overall performance
North American gold production increased by 23%
in the fourth quarter compared with the third
quarter, although operating profit decreased during
the same period due to higher cash production
costs.  These costs rose primarily as a result of
increases in the price of petroleum products and
the cost of purchasing ore from Cortez Gold Mines
for custom processing at the Jerritt Canyon
operation.  In accordance with contract terms, the
cost of the ore is reduced by a portion of the gold
recovered being allocated to Jerritt Canyon.
Mine performance for the quarter
At Jerritt Canyon (70% attributable), the fourth
quarter's production at 80,000 ounces, was 54%
up on the third quarter as a result of processing of
Cortez Gold Mines ore, at grades significantly
higher than stockpile ore grades.  Tonnage
processed in the fourth quarter was approximately
11% lower than the third quarter, but higher ore
grades resulted in increased gold production for
the quarter.  Total cash costs for the fourth quarter
were $243 per ounce, 8% higher than the third
quarter.
Production at Cripple Creek & Victor J.V.
(67% attributable, with a 100% interest in
production ounces, subject to contractual
obligations by the joint venture partners) was
64,000 ounces, 2% lower than the exceptional
third quarter levels.  Total cash costs were $186
per ounce, some 2% up on the third quarter as a
result of higher diesel fuel prices.
SOUTH AMERICA
Overall performance
Gold production at the South American operations
totalled 122,000 ounces, an increase of 14%,
compared with the previous quarter.  Total cash
costs for the quarter were 11% higher at $160 per
ounce.
For the year, gold production increased 3% to
439,000 ounces.  Total cash costs of $139 per
ounce were 5% higher than in the previous year,
as a result of higher labour costs at Morro Velho
and Serra Grande after a two-year wage freeze
deal, and unanticipated costs arising from
excessive rains.
Compared with 1999, there was an increase of
some $1.9 million in capital expenditure, which
was focused on mine development and
improvements to maintain capacity; and the raising
of quality and safety standards at the operations.
Mine performance for the quarter
Increased gold production in the region can be
explained by the higher volumes of ore and some
14,300 ounces of gold resulting from a clean-up at
the Nova Lima plant at Morro Velho.  Production
was stable at Cerro Vanguardia (46.25%
attributable), where higher volumes compensated
for a lower grade.  The improvement at Morro
Velho excluding the additional gold from clean-up,
made up for reduced production at Serra Grande
(50% attributable), which resulted from an
unexpected, temporary decline in grade at Mina III.
Increased costs for the region were mainly due
to higher labour costs at Serra Grande, following a
union agreement signed in November; to
corrective maintenance on the Serra Grande
tailings wall necessitated by heavier than usual
rain in December; and to the higher tonnage
treated at Cerro Vanguardia.
At Cerro Vanguardia, the improving safety
trend noted in previous quarters continues. The
mine has been awarded a 4 Star NOSA rating.
Serra Grande remains below the Ontario
benchmark, and Morro Velho statistics were
adversely affected by a fatality in November at the
Raposos mine, which is on care and maintenance.
The exploration programme in South America
continues, with encouraging results in Peru and in
Brazil where the Corrego do Sitio project
progresses with new resources being confirmed.

AUSTRALASIA
Overall performance
The December quarter consolidated the
improvements achieved in the previous quarter in
the region, by maintaining production at 142,000
ounces.
During the quarter actions were initiated to
realise significant corporate cost savings by the
rationalisation and relocation of the corporate
office.  This office will relocate from Melbourne to
Perth during the first quarter of 2001, so as to be
situated closer to the mining operations.
AngloGold Australasia staged a recovery in the
second half of 2000 after cyclonic rains in northern
and western Australia reduced production in the
first half of the year.  Total production for the year
was 524,000 ounces, due to an excellent
performance from the Sunrise Dam mine and the
unexpected six-month extension of treatment at
the Brocks Creek mine.  In April, the AngloGold
board approved a $63 million expansion of Sunrise
Dam.  Work on the pit cutback and the plant
upgrade began in the second half of the year.  The
expansion will take the life of the operation to 2007
and lift production from the mine to above 260,000
ounces per year.  A major feasibility study was
completed in December at Boddington, based on
expansion of the operation to a throughput
capacity of more than 25 million tonnes per
annum, with annual production of around 600,000
ounces.  A decision is expected later in 2001.
Mine performance for the quarter
Sunrise Dam has continued to perform strongly,
with production rising to 65,000 ounces for the
quarter, an increase of 2% on the previous
quarter.  Although cash costs increased to $152
(A$287) per ounce, up by 2% relative to the
previous period, the mine remains amongst the
lowest cost producers in Australia.  The major cut-
back of the pit is now well under way, resulting in a
27% increase in material moved at the mine from
4.1

million bank cubic metres (bcm) in the previous
quarter to 5.2 million bcm in the current period.
The expansion of the processing plant is
proceeding on schedule and within budget.
Production from the Pine Creek operations of
46,000 ounces was the same as that achieved in
the previous quarter, notwithstanding the closure
of the Brocks Creek mine during the period.  The
operations were successful in reducing cash costs
by 20% to $198 (A$374) per ounce.  At Union
Reefs, ore has been stockpiled to allow the
suspension of mining in the main Crosscourse pit
until the end of the current wet season.  Mill feed
will be sourced from stockpiles and smaller
satellite pits during this period.  Future activity at
Brocks Creek will be limited to the completion of
site rehabilitation.
Boddington (33.3% attributable) also matched
the performance of the previous quarter with gold
production of 19,000 ounces.  Despite the
marginal nature of the remnant ore and stockpiles
that are currently being processed at the mine,
cash costs decreased slightly to $208 (A$392) per
ounce.  The Final Feasibility Study for the
expansion project has now been completed.  The
project participants are currently appraising both
the final study documentation and the results.
Problems arising from the remote and difficult
operating environment at the Tanami mine again
depressed production in the fourth quarter.  At
12,000 ounces, production was down by 14%
compared with the previous period.  Weather
conditions were the primary cause of the
difficulties, with access to areas of higher-grade
ore severely restricted.  Although a slight reduction
in cash costs was achieved (down 10% from the
previous quarter), they remain unacceptably high
at $267 (A$504) per ounce.
With the onset of the wet season, exploration
activities started to wind down towards the end of
the quarter.  Encouraging results have been
received from the Sickle Prospect, north of the
Sunrise Dam mine.  A new high-grade zone has
been identified in the footwall of the Western
Shear zone at Sunrise Dam, providing potential to
further expand the reserves.

The spot gold price at the close of the fourth
quarter of 2000 was $272 per ounce, almost
unchanged from the price at the end of
September. However, the market was under
pressure for most of the quarter, and the average
price of $269 per ounce for the quarter was 2.5%
lower than the average of $276 recorded for the
third quarter of 2000.
Much of this weakness came from short-term
speculation against the gold price in the wake of
the short-lived official intervention on behalf of the
euro in late September/October.  The intervention
lifted the euro against the US dollar, and with it the
spot price of gold, but selling by funds and
speculators started immediately it became clear
that no intervention would be sustained.  For the
quarter, the gold price traded within a $10 range
between $275 and $265 per ounce.  Since the end
of the quarter, however, the New York Comex has
reported increased short selling of the metal, and
the price tested resistance below $265 per ounce,
before short covering pulled the price back within
the trading range for the quarter.
As has been the case for some time, the currency
markets remained more active than the gold
market.  The US dollar maintained its dominance
for much of the quarter, but began to show signs
of weakness in December.  This weakness has
continued into the new year, and is reflected in
comfortable gains by both the euro and the
Australian dollar.  However, whilst the rand
suffered from the strength of the US dollar, it has
not benefited particularly from the recent
weakness of the US currency.  The fourth quarter
saw the rand fall to a low of R7.85 against the
dollar, and trade at an average exchange rate of
R7.60 compared with R7.00 for the third quarter of
the year.  Since the end of 2000, there has been
active speculation against the rand that took the
local currency at one point to a new record low of
just over R8.00 to the US dollar.  It has since
stabilised in a range between R7.80 and R7.90.
Local gold producers benefited from this currency
move as it offered protection from the weaker
dollar price of gold.  The average rand price of
gold for the final quarter of 2000 was R65,759, up
by almost 6% from the average local price of
R62,176 per kilogram for the previous quarter.
Looking to the year ahead, most commentators
see the gold price in a stable state, with small
likelihood now of radical weakening.  Evolving
circumstances in the currency and interest rate
markets are likely to support the metal, but the
absence of investment interest in gold remains the
most important factor in the current price trend for
the metal.  With solid physical support underlying
the market, there should be opportunities for the
price to rally in response to favourable news from
other markets from time to time.
GOLD MARKET

NET DELTA OPEN HEDGE POSITION AS AT 31 DECEMBER 2000
As at 31 December 2000, the group had outstanding the following net forward pricing commitments against future production.  A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at average annual forward rand values based on a spot rand/dollar rate of 7.57 available on 31 December 2000.
Kilograms
Sold
Forward Price
rand per kg
Forward Price
$ per oz
Ounces
Sold
`000
12 Months ending
 31 December 2001
169,166
R74,574
$301
5,439
2002
102,949
R81,600
$313
3,310
2003
71,979
R87,732
$317
2,314
2004
51,614
R94,099
$319
1,659
2005
43,111
R109,164
$346
1,386
January 2006  December 2010
115,881
R121,742
$335
3,726
554,701
R91,944
$317
17,834
The marked to market value of all hedge transactions making up the hedge positions in the above table was R1,393 million ($184 million) as at 31 December 2000.  The value was based on a gold price of $272.80 per ounce, exchange rates of R/$7.57 and $/A$ 0.5582 and the prevailing market interest rates and volatilities at the time.
As at 30 January 2001, the marked to market value of the hedge book was R2.3 billion ($292.9 million)
based on a gold price of $263.35 per ounce and exchange rates of R/$7.90 and $/A$0.5430 and the prevailing market interest rates and volatilities at the time.
Note to AngloGold Hedge Position as at 31 December 2000
*The delta position indicated hereafter reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2000.
GOLD MARKET

Year
2001
2002
2003
2004
2005     2006-2010
Total
DOLLAR GOLD
Forward Contracts
Amount (kg)
87,901
41,427
37,263
28,854
23,437
77,970
296,852
$ per oz
$308
$317
$324
$324
$335
$350
$326
Put Options Purchased
Amount (kg)
10,109
3,110
4,977
1,866
20,062
$ per oz
$313
$407
$362
$433
$351
*Delta (kg)
5,858
3,020
3,799
1,643
14,320
Put Options Sold
Amount (kg)
$ per oz
*Delta (kg)
Call Options Purchased
Amount (kg)
2,658
741
667
572
4,638
$ per oz
$342
$340
$350
$360
$345
*Delta (kg)
139
142
181
186
648
Call Options Sold
Amount (kg)
24,503
11,885
10,463
3,303
1,704
2,233
54,092
$ per oz
$305
$373
$372
$342
$358
$338
$338
*Delta (kg)
8,590
1,432
2,211
1,391
723
1,331
15,678
RAND GOLD
Forward Contracts
Amount (kg)
41,382
41,474
16,706
13,311
12,700
18,433
144,006
Rand per kg
R73,962
R78,433
R83,670
R89,500      R115,704
R127,526
R88,350
Put Options Purchased
Amount (kg)
2,644
2,644
Rand per kg
R71,668
R71,668
*Delta (kg)
1,457
1,457
Put Options Sold
Amount (kg)
Rand per kg
*Delta (kg)
Call Options Purchased
Amount (kg)
Rand per kg
*Delta (kg)
Call Options Sold
Amount (kg)
18,214
14,357
4,519
1,875
3,119
1,875
43,958
Rand per kg
R78,116
R87,003
R93,766
R93,603       R125,774
R93,603
R87,330
*Delta (kg)
3,561
3,883
1,567
1,157
1,445
1,602
13,215
AUS DOLLAR (A$) GOLD
Forward Contracts
Amount (kg)
20,660
12,597
10,731
5,443
6,221
31,726
87,377
A$ per oz
A$518
A$612
A$554
A$529
A$622
A$568
A$562
Call Options Purchased
Amount (kg)
4,121
6,687
778
4,665
31,725
47,977
A$ per oz
A$717
A$728
A$703
A$704
A$684
A$695
*Delta (kg)
103
742
117
1,414
15,180
17,556
Call Options Sold
Amount (kg)
A$ per oz
*Delta (kg)
RAND DOLLAR (000)

Forward Contracts
Amount ($)
150,172
20,000
170,172
ZAR per $
R 7.32
R 6.48
R 7.22
Put Options Purchased
Amount ($)
190,000
190,000
ZAR per $
R 7.33
R 7.33
*Delta ($)
41,726
41,726
Put Options Sold
Amount ($)
90,000
90,000
ZAR per $
R 7.25
R 7.25
*Delta ($)
17,341
17,341
Call Options Purchased
Amount ($)
30,470
5,450
35,920
ZAR per $
R 7.30
R 6.48
R 7.17
*Delta ($)
20,127
5,170
25,297
Call Options Sold
Amount ($)
264,170
33,450
8,000
305,620
ZAR per $
R 7.82
R 7.06
R 6.94
R 7.71
*Delta ($)
141,676
27,644
7,297
176,617
AUS DOLLAR (000)
Forward Contracts
Amount ($)
39,161
43,748
29,428
112,336
$ per A$
A$.65
A$.58
A$.59
A$.61
ANGLOGOLD HEDGE POSITION
AS AT 31 DECEMBER 2000

1.  The results included herein for the quarter and twelve months ended 31 December 2000, which are audited, have been prepared using accounting policies which are in accordance with the standards issued by the International Accounting Standards Committee and the South African Institute of Chartered
Accountants. Where appropriate, comparative figures have been restated.
2.  During the quarter 3,600 ordinary shares were allotted in terms of the Share Incentive Scheme, thereby increasing the number of ordinary shares in issue at 31 December 2000 to 107,021,087.
3.  It was previously reported that AngloGold had entered into a non-binding heads of agreement for the acquisition of a 50% joint venture interest in the Geita project in Tanzania from Ashanti Goldfields
Company Limited (Ashanti).  On 26 June 2000 it was announced that the formal agreement had been signed with Ashanti.  The transaction, which was subject to regulatory and governmental approvals as well as Ashanti shareholders' and bank creditor ratification, was finalised on 15 December 2000.
4.  Orders placed and outstanding on capital contracts as at 31 December 2000 totalled R447.4 million
(30 September 2000: R746.5 million), equivalent to $59.1 million (30 September 2000: $103.2 million) at the rate of exchange ruling on that date.
5.  On 27 November 2000, AngloGold issued a Cautionary Notice advising shareholders to exercise caution when dealing in AngloGold shares. On 19 December 2000 it was announced that AngloGold had entered into an agreement with Harmony Gold Mining Company Limited, whereby Harmony had agreed, in principle, to purchase AngloGold's Elandsrand and Deelkraal mines, for the sum of R1 billion.  At the same time, AngloGold issued a further Cautionary Notice, advising shareholders to continue to exercise caution in dealing in AngloGold shares, as AngloGold is continuing discussions with various parties regarding certain of its assets in the Free State.
6.  Further cautionary announcement
Further to the cautionary announcements dated 27 November and 19 December 2000, shareholders are advised that AngloGold is continuing to consider its position regarding certain of its assets in the Free
State and discussions are continuing with various parties. Accordingly, shareholders are advised to continue to exercise caution when dealing in AngloGold shares.
7.  Dividend
The directors have today declared Final Dividend No. 89 of 650 (1999:1,100) South African cents per ordinary share for the twelve months ended 31 December 2000. Payment details are as follows:
To registered holders of ordinary shares
South African, United
Kingdom and Australian
Share Registers
2001
Ex-dividend date
Monday, 19 February
Last day to register for dividend and for change of address
Friday, 23 February *
Record date
Friday, 23 February
Registers closed
from
to (inclusive)
Saturday, 24 February *
Saturday, 3 March *
Currency conversion date for UK pounds and Australia dollars
Monday, 26 February
Dividend cheques posted
Thursday, 29 March
Payment date of dividend (includes Electronic Funds Transfers)
Friday, 30 March
*Not applicable for the Australian Share Register
NOTES

Registered members with addresses within the Rand Monetary Area who have not yet completed mandate forms authorising the payment of dividends by Electronic Funds Transfer should contact
Computershare Services in Johannesburg.  Members are reminded to notify the Share Registrars of changes of address or personal details.
To holders of American Depositary Shares
(Each American Depositary Share (ADS) represents one-half of an ordinary share. At 31 December
2000, 32,600,630 ADSs were in issue, representing 16,300,315 shares).
2001
Ex-dividend on New York Stock Exchange
Wednesday, 21 February
Record date
Friday, 23 February
Approximate date for currency conversion into US dollars
Friday, 30 March
Approximate payment date of dividend
Monday, 9 April
For illustrative purposes, the dividend payable on an ADS was equivalent to 41.28 US cents at the rate of exchange ruling on Monday, 29 January 2001. This compares with the interim dividend of 51.06 US cents per ADS paid on 11 October 2000.
By order of the Board
R M GODSELL
R P EDEY
Chairman and Chief Executive Officer
Deputy Chairman
30 January 2001

GROUP OPERATING RESULTS
Issued Capital:
107,021,087 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average:
106,962,987 ordinary shares in issue
Statistics are shown in metric units and financial figures in South African rand.
Quarter
Quarter
Year
Year
ended
ended
ended
ended
December
September
December
December
2000
2000
2000
1999
GOLD
UNDERGROUND OPERATIONS
Tonnes milled
- 000
- reef
5,123

5,531

21,126

21,055

- waste
35

8

167

649

- total
5,158

5,539

21,293

21,704

Yield
- g/t
- reef
 8.24

 7.79

 8.02

 8.31

- waste
 0.26

 0.50

 0.54

 0.81

- average
 8.18

 7.78

 7.96

 8.09

Gold produced
- kg
- reef
42,202

43,073

169,468

174,994

- waste
9

4

91

527

- total
42,211

43,077

169,559

175,521

PRODUCTIVITY
g/employee
- target
213

211

209

222

- actual
195

199

193

210

SURFACE AND  DUMP RECLAMATION
Tonnes treated
- 000
12,340

12,111

50,289

54,354

Yield
- g/t
 0.33

 0.31

 0.32

 0.30

Gold produced
- kg
4,122

3,747

15,870

16,165

OPEN-PIT OPERATIONS
Tonnes mined
- 000
14,165

10,589

49,121

47,880

Stripping ratio
- t(mined-treated)
 /t treated
 1.26

 0.81

 1.08

 2.51

Tonnes treated
- 000
6,269

5,839

23,601

13,630

Yield
- g/t
 1.85

 1.73

 1.69

 1.72

Gold produced
- kg
11,573

10,100

39,866

23,480

TOTAL
Gold produced
- kg
57,906

56,924

225,295

215,166

Revenue
- R/kg sold
70,819

67,460

67,158

61,830

Total cash costs
- R/kg produced
48,255

46,914

46,404

41,979

Total production costs
- R/kg produced
55,454

53,967

53,334

47,842

CAPITAL EXPENDITURE
 - mining direct
836.6

426.0

1,850.9

1,254.6

 - other
110.1

47.7

212.5

90.6

 - recoupments
(8.7)

(35.8)

(54.5)

(15.0)

Net capital expenditure
938.0

437.9

2,008.9

1,330.2

GROUP OPERATING RESULTS
Issued Capital:
107,021,087 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average:
106,962,987 ordinary shares in issue
Statistics are shown in imperial units and financial figures in US dollars.
Quarter
Quarter
Year
Year
ended
ended
ended
ended
December
September
December
December
2000
2000
2000
1999
GOLD
UNDERGROUND OPERATIONS
Tons milled
- 000
- reef
5,647

6,097

23,287

23,209

- waste
39

9

184

715

- total
5,686

6,106

23,471

23,924

Yield
- oz/t
- reef
 0.240

 0.227

 0.234

 0.242

- waste
-

-

 0.016

 0.024

- average
 0.239

 0.227

 0.232

 0.236

Gold produced
- oz 000 - reef
1,357

1,385

5,448

5,626

- waste
-

-

3

17

- total
1,357

1,385

5,451

5,643

PRODUCTIVITY
oz/employee
- target
 6.86

 6.79

 6.71

 7.14

- actual
 6.28

 6.41

 6.21

 6.75

SURFACE AND  DUMP RECLAMATION
Tons treated
- 000
13,603

13,350

55,436

59,915

Yield
- oz/t
 0.010

 0.009

 0.009

 0.009

Gold produced
- oz 000
133

120

510

520

OPEN-PIT OPERATIONS
Tons mined
- 000
15,614

11,672

54,146

52,779

Stripping ratio
- t(mined-treated)
 /t treated
 1.26

 0.81

 1.08

 2.51

Tons treated
- 000
6,910

6,437

26,016

15,024

Yield
- oz/t
 0.054

 0.050

 0.049

 0.050

Gold produced
- oz 000
372

325

1,282

755

TOTAL
Gold produced
- oz 000
1,862

1,830

7,243

6,918

Revenue
- $/oz sold
289

300

308

315

Total cash costs
- $/ounce produced
197

209

213

213

Total production costs
- $/ounce produced
226

240

245

244

Rand/US Dollar average exchange rate
 7.63

 6.99

 6.78

 6.11

CAPITAL EXPENDITURE
 - mining direct
123.3

60.9

273.1

205.4

 - other
16.2

6.8

31.3

14.8

 - recoupments
(1.3)

(5.1)

(7.9)

(2.4)

Net capital expenditure
138.2

62.6

296.5

217.8

GROUP INCOME STATEMENT
Quarter
Quarter
Year
Year
ended
ended
ended
ended
December
September
December
December
SA Rand million
2000
2000
2000
1999
Revenue
4,297.4

4,079.6

15,971.4

14,197.1

Gold sales
4,131.3

3,903.7

15,338.0

13,473.1

Cost of sales
3,242.4

3,089.8

12,065.7

10,385.6

Cash operating costs
2,790.7

2,654.2

10,420.9

9,027.4

Other cash costs
33.1

41.0

130.9

57.7

Total cash costs
2,823.8

2,695.2

10,551.8

9,085.1

Retrenchment costs
55.1

22.1

117.8

57.6

Rehabilitation and other non-cash costs
(20.4)

13.1

9.2

54.5

Production costs
2,858.5

2,730.4

10,678.8

9,197.2

Amortisation of mining assets
416.8

378.9

1,508.5

1,199.3

Total production costs
3,275.3

3,109.3

12,187.3

10,396.5

Inventory change
(32.9)

(19.5)

(121.6)

(10.9)

Operating profit
888.9

813.9

3,272.3

3,087.5

Corporate administration and other expenses
48.9

45.6

174.7

178.7

Market development costs
10.0

25.9

81.7

90.6

Research and development
20.2

12.4

53.6

42.7

Exploration costs
109.7

74.3

309.3

286.8

Profit from operations
700.1

655.7

2,653.0

2,488.7

Finance costs
154.2

121.1

480.5

321.3

Unwinding of decommissioning obligation
0.9

0.8

2.4

18.1

Exchange gain on transactions other than sales
18.3

1.3

23.7

17.3

Interest receivable
43.8

59.5

249.5

436.6

Growth in AngloGold Environmental Rehabilitation Trust
11.4

4.6

25.2

26.3

Income from associates before taxation
5.1

3.3

26.8

43.2

Dividends received from other investments
-

-

-

4.8

Profit on sale of assets
23.4

21.7

51.7

25.6

Profit before exceptional items
647.0

624.2

2,547.0

2,703.1

Profit on sale of associate
-

-

-

543.2

Impairment of mining assets
708.5

-

708.5

-

Amortisation of goodwill
39.0

32.4

135.3

335.8

Termination of retirement benefit plans
9.7

-

9.7

-

(Loss) / profit before taxation
(110.2)

591.8

1,693.5

2,910.5

Taxation
(25.3)

181.9

490.9

227.7

Normal taxation
106.2

123.4

534.2

649.8

Deferred taxation
- current
64.3

58.5

152.5

37.8

- exceptional items
(195.8)

-

(195.8)

-

- rate change
-

-

-

(459.9)

(Loss) / profit after taxation (84.9)

409.9

1,202.6

2,682.8

Minority interest
46.6

16.0

87.0

28.9

Net (loss) / profit
(131.5)

393.9

1,115.6

2,653.9

Headline earnings
The net (loss) / profit has been adjusted by the following
to arrive at headline earnings:
Net (loss) / profit
(131.5)

393.9

1,115.6

2,653.9

Profit on sale of associate
-

-

-

(543.2)

Impairment of mining assets
708.5

-

708.5

-

Deferred taxation on impairment of mining assets
(195.8)

-

(195.8)

-

Amortisation of goodwill
39.0

32.4

135.3

335.8

Termination of retirement benefit plans
9.7

-

9.7

-

Headline earnings
429.9

426.3

1,773.3

2,446.5

Deferred taxation rate change
-

-

-

(459.9)

Headline earnings before deferred taxation rate change
429.9

426.3

1,773.3

1,986.6

Earnings per ordinary share - cents
    - Net (loss) / earnings
(123)

369

1,043

2,695

    - Headline
402

399

1,658

2,485

    - Headline before deferred taxation rate change
402

399

1,658

2,018

Dividends
    - Rm
1,498.2

2,058.9

    - cents per share
1,400
"The results have been prepared in accordance with International Accounting Standards."
2,000

GROUP INCOME STATEMENT
Quarter
Quarter
Year
Year
ended
ended
ended
ended
December
September
December
December
US Dollar million
2000
2000
2000
1999
Revenue
564.6

582.1

2,299.3

2,323.6

Gold sales
542.8

557.1

2,208.1

2,205.2

Cost of sales
426.4

442.0

1,739.6

1,699.9

Cash operating costs
367.1

379.7

1,502.6

1,477.5

Other cash costs
4.3

5.9

18.8

9.4

Total cash costs
371.4

385.6

1,521.4

1,486.9

Retrenchment costs
7.2

3.2

16.5

9.4

Rehabilitation and other non-cash costs
(2.7)

1.9

1.8

9.1

Production costs
375.9

390.7

1,539.7

1,505.4

Amortisation of mining assets
54.8

54.2

217.2

196.3

Total production costs
430.7

444.9

1,756.9

1,701.7

Inventory change
(4.3)

(2.9)

(17.3)

(1.8)

Operating profit
116.4

115.1

468.5

505.3

Corporate administration and other expenses
6.4

6.5

25.3

29.3

Market development costs
1.4

3.7

12.0

14.8

Research and development costs
2.7

1.8

7.7

7.0

Exploration costs
14.4

10.6

44.0

46.9

Profit from operations
91.5

92.5

379.5

407.3

Finance costs
20.3

17.4

68.9

52.5

Unwinding of decommissioning obligation
0.1

0.1

0.4

3.0

Exchange gain on transactions other than sales
2.4

0.2

3.0

2.9

Interest receivable
5.8

8.5

36.8

71.4

Growth in AngloGold Environmental Rehabilitation Trust
1.5

0.7

3.6

4.4

Income from associates before taxation
0.7

0.5

4.0

7.1

Dividends received from other investments
-

-

-

0.7

Profit on sale of assets
3.1

3.1

7.1

4.2

Profit before exceptional items
84.6

88.0

364.7

442.5

Profit on sale of associate
-

-

-

88.7

Impairment of mining assets
92.9

-

92.9

-

Amortisation of goodwill
5.1

4.6

19.4

55.1

Termination of retirement benefit plans
1.3

-

1.3

-

(Loss) / profit before taxation
(14.7)

83.4

251.1

476.1

Taxation
(3.2)

25.9

73.2

37.2

Normal taxation
14.0

17.5

77.8

106.4

Deferred taxation
- current
8.5

8.4

21.1

6.2

- exceptional items
(25.7)

-

(25.7)

-

- rate change
-

-

-

(75.4)

(Loss) / profit after taxation (11.5)

57.5

177.9

438.9

Minority interest
6.1

2.3

12.1

4.7

Net (loss) / profit
(17.6)

55.2

165.8

434.2

Headline earnings
The net (loss) / profit has been adjusted by the following
to arrive at headline earnings:
Net (loss) / profit
(17.6)

55.2

165.8

434.2

Profit on sale of associate
-

-

-

(88.7)

Impairment of mining assets
92.9

-

92.9

-

Deferred taxation on impairment of mining assets
(25.7)

-

(25.7)

-

Amortisation of goodwill
5.1

4.6

19.4

55.1

Termination of retirement benefit plans
1.3

-

1.3

-

Headline earnings
56.0

59.8

253.7

400.6

Deferred taxation rate change
-

-

-

(75.4)

Headline earnings before deferred taxation rate change
56.0

59.8

253.7

325.2

Earnings per ordinary share - cents
    - Net (loss) / earnings
(16)

52

155

441

    - Headline
52

56

237

407

    - Headline before deferred taxation rate change
52

56

237

328

Dividends
    - $m
209.9

337.4

    - cents per share
196
"The results have been prepared in accordance with International Accounting Standards."
328

GROUP BALANCE SHEET
December
September
December
December
September
December
1999
2000
2000
2000
2000
1999
US Dollar million
SA Rand million
ASSETS
Non-current assets
2,901.4

2,607.0

2,661.3

Mining assets
20,159.2

18,861.6

17,857.1

221.7

274.8

403.4

Goodwill
3,055.7

1,988.2

1,364.6

12.9

19.3

19.5

Investments in associates
147.6

139.9

79.4

7.5

6.1

7.3

Other investments
55.3

44.1

45.9

44.5

39.7

47.3

AngloGold Environmental Rehabilitation Trust
358.2

287.5

273.7

55.9

48.9

49.8

Long-term loans - unsecured
377.6

353.8

343.9

3,243.9

2,995.8

3,188.6

24,153.6

21,675.1

19,964.6

Current assets
189.9

189.3

191.8

Inventories
1,453.0

1,369.9

1,169.0

222.9

224.3

229.3

Trade and other receivables
1,736.6

1,623.1

1,372.3

21.3

19.1

21.2

Current portion of loans advanced
160.7

137.9

131.0

492.5

159.5

194.9

Cash and cash equivalents
1,476.7

1,153.9

3,031.0

926.6

592.2

637.2

4,827.0

4,284.8

5,703.3

4,170.5

3,588.0

3,825.8

Total assets
28,980.6

25,959.9

25,667.9

EQUITY AND LIABILITIES
Share capital and reserves
1,275.8

1,098.7

1,049.7

Share capital and premium
7,951.2

7,949.2

7,852.4

29.5

22.1

62.6

Non-distributable reserve
474.1

161.2

181.6

559.3

375.7

340.4

Retained earnings
2,578.5

2,718.1

3,442.7

1,864.6

1,496.5

1,452.7

Shareholders' equity
11,003.8

10,828.5

11,476.7

26.5

25.3

28.2

Minority interests
213.4

183.2

163.1

1,891.1

1,521.8

1,480.9

11,217.2

11,011.7

11,639.8

Non-current liabilities
679.3

600.2

710.3

Borrowings
5,380.8

4,342.8

4,180.7

18.7

16.7

15.8

Debentures
119.6

120.7

114.9

334.5

296.3

283.5

Provisions
2,147.7

2,143.6

2,058.7

710.9

601.3

552.8

Deferred taxation
4,187.3

4,350.2

4,375.5

1,743.4

1,514.5

1,562.4

11,835.4

10,957.3

10,729.8

Current liabilities
343.0

254.5

315.3

Trade and other payables
2,388.5

1,841.1

2,110.6

130.3

256.1

430.4

Current portion of borrowings
3,260.6

1,852.7

801.8

62.7

41.1

36.8

Taxation
278.9

297.1

385.9

536.0

551.7

782.5

5,928.0

3,990.9

3,298.3

4,170.5

3,588.0

3,825.8

Total equity and liabilities
28,980.6
"The results have been prepared in accordance with International Accounting Standards."
25,959.9

25,667.9

GROUP CASH FLOW STATEMENT
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
December
December
December
December
December
December
1999
2000
2000
2000
2000
1999
US Dollar million
SA Rand million
Cash flows from operating activities
587.4

557.3

188.8

Cash generated from operations
1,441.2

3,896.6

3,587.4

(52.5)

(68.9)

(20.3)

Finance costs
(154.2)

(480.5)

(321.3)

71.4

36.8

5.8

Interest receivable
43.8

249.5

436.6

4.4

3.6

1.5

Growth in AngloGold Environmental Rehabilitation Trust
11.4

25.2

26.3

5.4

1.7

-

Dividends received from associates
-

11.8

32.9

0.7

-

-

Dividends received from other investments
-

-

4.8

(272.3)

(300.1)

-

Dividends paid
-

(1,980.7)

(1,663.6)

(100.9)

(94.3)

(16.6)

Mining and normal taxation paid
(126.6)

(639.5)

(616.4)

243.6

136.1

159.2

Net cash inflow from operating activities
1,215.6

1,082.4

1,486.7

Cash flows from investing activities
(217.6)

(304.4)

(139.5)

Capital expenditure
(946.7)

(2,063.4)

(1,345.2)

2.4

7.9

1.3

Proceeds from sale of assets
8.7

54.5

15.0

(2.0)

(9.8)

(1.5)

Other investments acquired
(11.3)

(66.4)

(12.7)

(468.3)

(345.2)

(213.9)

Through acquisition of subsidiaries
(1,633.9)

(2,528.0)

(2,883.1)

220.5

4.7

3.1

Proceeds from sale of investments
23.4

31.7

1,347.0

(8.2)

(7.7)

(4.3)

Loans advanced
(33.1)

(52.2)

(50.0)

23.4

19.2

8.9

Repayment of loans advanced
67.9

130.5

142.9

(449.8)

(635.3)

(345.9)

Net cash outflow from investing activities
(2,525.0)

(4,493.3)

(2,786.1)

Cash flows from financing activities
3.5

1.7

0.2

Proceeds from issue of share capital
1.5

11.8

21.3

(6.9)

(2.6)

0.1

Share issue expenses
0.5

(17.6)

(42.3)

517.9

373.0

246.0

Proceeds from borrowings
1,877.3

2,530.1

3,164.0

(42.7)

(111.9)

(33.0)

Repayment of borrowings
(251.6)

(759.3)

(260.6)

471.8

260.2

213.3

Net cash inflow from financing activities
1,627.7

1,765.0

2,882.4

265.6

(239.0)

26.6

Net increase (decrease) increase in cash and cash equivalents
318.2

(1,645.9)

1,583.0

(26.7)

(58.6)

8.8

Translation adjustment
4.6

91.6

(43.8)

253.6

492.5

159.5

Opening cash and cash equivalents
1,153.9

3,031.0

1,491.8

492.5

194.9

194.9

Closing cash and cash equivalents
1,476.7

1,476.7

3,031.0

Note to the Cash Flow Statement
Cash generated from operations
476.1

251.1

(14.7)

(Loss) / profit before taxation
(110.2)

1,693.5

2,910.5

Adjusted for:
9.1

2.2

(1.9)

Non-cash movements
(14.7)

14.9

54.5

196.3

217.2

54.8

Amortisation of mining assets
416.8

1,508.5

1,199.3

52.5

68.9

20.3

Finance costs
154.2

480.5

321.3

3.0

0.4

0.1

Unwinding of decommissioning obligation
0.9

2.4

18.1

(71.4)

(36.8)

(5.8)

Interest receivable
(43.8)

(249.5)

(436.6)

(4.4)

(3.6)

(1.5)

Growth in AngloGold Environmental Rehabilitation Trust
(11.4)

(25.2)

(26.3)

(7.1)

(4.0)

(0.7)

Income from associates before taxation
(5.1)

(26.8)

(43.2)

(0.7)

-

-

Dividends received from other investments
-

-

(4.8)

(4.2)

(7.1)

(3.1)

Profit on sale of assets
(23.4)

(51.7)

(25.6)

(88.7)

-

-

Profit on sale of associate
-

-

(543.2)

-

92.9

92.9

Impairment of mining assets
708.5

708.5

-

55.1

19.4

5.1

Amortisation of goodwill
39.0

135.3

335.8

(28.2)

(43.3)

43.3

Movement in working capital
330.4

(293.8)

(172.4)

587.4

557.3

188.8

1,441.2

3,896.6

3,587.4

The following analyses the movement in working capital:
4.1

(35.5)

(5.2)

(Increase) decrease in inventories
(39.9)

(240.8)

25.2

(4.5)

(43.1)

(11.5)

Increase in trade and other receivables
(87.6)

(292.3)

(27.5)

(27.8)

35.3

60.0

Increase (decrease) in trade and other payables
457.9

239.3

(170.1)

(28.2)

(43.3)

43.3

330.4
"The results have been prepared in accordance with International Accounting Standards."
(293.8)

(172.4)

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
SA Rand / Metric
Yield - g/t
Gold produced - kg
SOUTH AFRICAN REGION
VAAL RIVER
Great Noligwa Mine
13.06

12.71

12.32

7,829

8,280

30,204

Kopanang Mine
7.52

6.46

7.04

3,797

3,463

14,973

Tau Lekoa Mine
5.84

4.77

4.98

2,590

2,579

9,783

Surface Operations
0.80

0.52

0.60

903

559

2,827

ERGO
Ergo
0.24

0.24

0.24

2,448

2,435

9,969

FREE STATE
Bambanani Mine
7.76

7.03

7.15

3,184

3,506

13,717

Tshepong Mine
6.61

7.55

7.36

2,270

2,735

9,962

Matjhabeng Mine
6.91

7.00

7.19

2,440

2,809

11,444

Joel Mine
3.74

4.47

4.61

1,424

1,704

6,529

Surface Operations
0.91

0.88

0.92

649

588

2,591

WEST WITS
TauTona Mine
11.60

11.54

11.30

4,772

4,956

18,643

Savuka Mine
8.92

8.42

8.39

2,267

2,133

8,468

Mponeng Mine
7.00

7.74

8.05

2,521

3,043

12,489

Elandsrand Mine
6.10

5.84

6.37

2,593

2,545

11,008

Deelkraal Mine
8.38

6.57

7.17

1,288

1,412

5,434

Surface Operations
0.86

1.35

0.85

124

165

483

AFRICAN REGION
Navachab
1.96

1.91

1.82

671

637

2,399

Sadiola - Attributable 38%
3.14

3.78

3.56

1,684

1,963

7,227

Morila - Attributable 40%
8.81

-

8.81

1,762

-

1,762

NORTH AMERICAN REGION
Cripple Creek & Victor J.V.
0.72

0.81

0.75

2,004

2,035

7,702

Jerritt Canyon J.V. - Attributable 70%
15.58

11.94

13.93

2,480

1,631

7,724

SOUTH AMERICAN REGION
Morro Velho
7.23

6.63

6.79

2,094

1,567

6,558

Serra Grande - Attributable 50%
7.87

8.45

8.15

724

776

2,999

Cerro Vanguardia - Attributable 46.25%
10.16

11.56

11.22

986

985

4,101

AUSTRALASIAN REGION
Sunrise Dam
4.39

4.31

3.87

2,037

1,999

7,011

Boddington - Attributable 33.33%
0.76

0.88

0.82

579

576

2,394

Tanami - Attributable 40%
2.44

2.95

2.59

369

441

1,493

Union Reefs
1.68

1.42

1.40

1,176

1,042

3,939

Brocks Creek
1.21

1.02

1.26

243

359

1,463

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
SA Rand / Metric
Total cash costs - R/kg
Total production costs - R/kg
SOUTH AFRICAN REGION
VAAL RIVER
Great Noligwa Mine
31,002

30,157

31,966

32,446

32,210

33,893

Kopanang Mine
47,796

53,339

48,027

51,219

57,180

51,480

Tau Lekoa Mine
47,836

47,375

48,166

55,094

53,306

54,555

Surface Operations
34,392

42,906

38,523

34,392

42,906

38,523

ERGO
Ergo
57,650

56,382

53,818

65,576

64,842

62,114

FREE STATE
Bambanani Mine
66,919

62,546

60,558

70,687

65,968

64,553

Tshepong Mine
63,003

51,074

52,607

70,449

58,423

60,306

Matjhabeng Mine
73,332

66,710

63,754

88,212

73,010

70,701

Joel Mine
78,912

59,431

64,085

86,214

68,055

72,172

Surface Operations
42,955

42,180

49,635

43,996

42,706

50,705

WEST WITS
TauTona Mine
37,553

38,314

38,288

40,508

41,079

40,991

Savuka Mine
53,146

55,736

54,927

56,674

59,299

58,375

Mponeng Mine
66,470

56,191

53,000

73,370

63,058

59,517

Elandsrand Mine
68,792

70,496

62,597

75,232

76,823

68,847

Deelkraal Mine
66,006

63,252

65,200

78,974

77,701

75,763

Surface Operations
69,261

43,509

54,605

70,704

43,509

55,196

AFRICAN REGION
Navachab
39,847

40,122

42,249

44,720

45,011

47,472

Sadiola - Attributable 38%
29,533

24,232

25,393

43,975

35,672

37,632

Morila - Attributable 40%
21,627

-

21,627

37,892

-

37,892

NORTH AMERICAN REGION
Cripple Creek & Victor J.V.
45,365

40,969

42,454

69,896

61,421

63,900

Jerritt Canyon J.V. - Attributable 70%
59,301

50,473

48,730

78,805

74,246

68,645

SOUTH AMERICAN REGION
Morro Velho
33,393

30,763

30,169

43,955

42,946

41,231

Serra Grande - Attributable 50%
30,281

24,244

25,043

45,783

35,947

38,287

Cerro Vanguardia - Attributable 46.25%
41,593

33,937

32,742

64,179

48,621

51,365

AUSTRALASIAN REGION
Sunrise Dam
37,244

33,686

38,466

49,694

46,091

51,192

Boddington - Attributable 33.33%
50,884

47,349

48,122

54,600

50,335

51,449

Tanami - Attributable 40%
65,126

66,966

63,931

75,246

75,076

70,261

Union Reefs
55,896

69,953

61,363

63,728

78,199

69,344

Brocks Creek
40,788

37,290

43,799

47,600

37,302

51,504

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
SA Rand / Metric
Productivity per employee - g
Operating profit - Rm
SOUTH AFRICAN REGION
VAAL RIVER
Great Noligwa Mine
278

295

267

264.9

263.7

941.0

Kopanang Mine
162

149

160

59.8

24.1

204.3

Tau Lekoa Mine
201

207

194

36.3

28.5

109.8

Surface Operations
567

384

441

32.3

13.0

78.3

ERGO
Ergo
-
-
-
6.1

0.9

27.0

FREE STATE
Bambanani Mine
141

154

149

(7.3)

(9.5)

3.2

Tshepong Mine
164

195

176

(3.7)

12.2

43.7

Matjhabeng Mine
123

124

122

(21.9)

(17.0)

(24.4)

Joel Mine
113

126

122

(14.3)

34.6

34.0

Surface Operations
254

228

249

23.3

22.1

83.1

WEST WITS
TauTona Mine
259

270

250

124.2

120.2

446.7

Savuka Mine
183

173

169

28.7

13.2

64.2

Mponeng Mine
155

184

190

(21.6)

7.0

58.4

Elandsrand Mine
146

142

153

(19.9)

(29.2)

(40.7)

Deelkraal Mine
123

130

126

(5.6)

(17.6)

(48.1)

Surface Operations
-

-

-

3.5

6.6

12.7

AFRICAN REGION
Navachab
657

609

570

15.5

13.1

44.0

Sadiola - Attributable 38%
1,782

2,062

1,930

51.8

63.5

218.8

Morila - Attributable 40%
4,736

-

4,736

49.4

-

49.4

NORTH AMERICAN REGION
Cripple Creek & Victor J.V.
1,914

1,922

1,886

35.4

31.8

105.4

Jerritt Canyon J.V. - Attributable 70%
1,707

1,673

1,674

11.9

2.7

46.0

SOUTH AMERICAN REGION
Morro Velho
496

415

426

65.0

53.9

201.4

Serra Grande - Attributable 50%
931

990

968

28.4

28.5

105.2

Cerro Vanguardia - Attributable 46.25%
2,054

1,951

2,100

19.5

21.5

91.6

AUSTRALASIAN REGION
Sunrise Dam
2,209

2,876

2,292

51.6

61.5

187.8

Boddington - Attributable 33.33%
1,644

1,605

1,706

10.7

12.3

42.1

Tanami - Attributable 40%
1,238

1,480

1,279

(0.2)

0.9

5.7

Union Reefs
1,744

1,366

1,391

13.2

7.2

25.9

Brocks Creek
2,210

2,563

2,103

2.7

4.8

22.4

Regional corporate costs and
other non-mining subsidiaries
49.3

39.4

133.5

ANGLOGOLD GROUP TOTAL
  888.9

  813.9

 3 272.3

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
US Dollar / Imperial
Yield - oz/t
Gold produced - oz 000
SOUTH AFRICAN REGION
VAAL RIVER
Great Noligwa Mine
 0.381

 0.371

 0.359

 252

 266

 971

Kopanang Mine
 0.219

 0.188

 0.205

 122

 111

 481

Tau Lekoa Mine
 0.170

 0.139

 0.145

 83

 83

 315

Surface Operations
 0.023

 0.015

 0.017

 29

 18

 90

ERGO
Ergo
 0.007

 0.007

 0.007

 79

 78

 321

FREE STATE
Bambanani Mine
 0.226

 0.205

 0.208

 102

 113

 441

Tshepong Mine
 0.193

 0.220

 0.215

 73

 88

 320

Matjhabeng Mine
 0.202

 0.204

 0.210

 78

 90

 368

Surface Operations
 0.026

 0.026

 0.027

 21

 19

 83

Joel Mine
 0.109

 0.130

 0.135

 46

 55

 210

WEST WITS
TauTona Mine
 0.338

 0.337

 0.330

 153

 159

 599

Savuka Mine
 0.260

 0.246

 0.245

 73

 69

 272

Mponeng Mine
 0.204

 0.226

 0.235

 81

 98

 402

Elandsrand Mine
 0.178

 0.170

 0.186

 83

 82

 355

Deelkraal Mine
 0.244

 0.192

 0.209

 41

 45

 175

Surface Operations
 0.025

 0.039

 0.025

 4

 5

 16

AFRICAN REGION
Navachab
 0.057

 0.056

 0.053

 22

 20

 77

Sadiola - Attributable 38%
 0.092

 0.110

 0.104

 54

 63

 232

Morila - Attributable 40%
 0.257

-

 0.257

 57

-

 57

NORTH AMERICAN REGION
Cripple Creek & Victor J.V.
 0.021

 0.024

 0.022

 64

 65

 248

Jerritt Canyon J.V. - Attributable 70%
 0.454

 0.348

 0.406

 80

 52

 248

SOUTH AMERICAN REGION
Morro Velho
 0.211

 0.193

 0.198

 67

 50

 211

Serra Grande - Attributable 50%
 0.230

 0.247

 0.238

 23

 25

 96

Cerro Vanguardia - Attributable 46.25%
 0.296

 0.337

 0.327

 32

 32

 132

AUSTRALASIAN REGION
Sunrise Dam
 0.128

 0.126

 0.113

 65

 64

 225

Boddington - Attributable 33.33%
 0.022

 0.026

 0.024

 19

 19

 77

Tanami - Attributable 40%
 0.071

 0.086

 0.076

 12

 14

 48

Union Reefs
 0.049

 0.041

 0.041

 38

 34

 127

Brocks Creek
 0.035

 0.030

 0.037

 8

 12

 47

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
US Dollar / Imperial
Total cash costs - $/oz
Total production costs - $/oz
SOUTH AFRICAN REGION
VAAL RIVER
Great Noligwa Mine
 127

 134

 144

 133

 143

 152

Kopanang Mine
 195

 237

 215

 209

 254

 231

Tau Lekoa Mine
 196

 211

 216

 225

 238

 244

Surface Operations
 140

 191

 172

 140

 191

 172

ERGO
Ergo
 236

 250

 242

 268

 287

 279

FREE STATE
Bambanani Mine
 273

 279

 272

 289

 294

 290

Tshepong Mine
 258

 227

 236

 288

 259

 270

Matjhabeng Mine
 301

 297

 287

 362

 324

 317

Joel Mine
 323

 265

 288

 352

 303

 324

Surface Operations
 178

 188

 227

 178

 190

 231

WEST WITS
TauTona Mine
 154

 171

 172

 166

 183

 184

Savuka Mine
 218

 248

 247

 233

 262

 262

Mponeng Mine
 271

 249

 238

 300

 280

 267

Elandsrand Mine
 282

 313

 281

 308

 341

 309

Deelkraal Mine
 271

 282

 294

 324

 346

 341

Surface Operations
 269

 193

 248

 269

 193

 248

AFRICAN REGION
Navachab
 163

 178

 189

 183

 200

 213

Sadiola - Attributable 38%
 121

 108

 114

 180

 159

 169

Morila - Attributable 40%
 88

-

 88

 154

-

 154

NORTH AMERICAN REGION
Cripple Creek & Victor J.V.
 186

 182

 190

 286

 273

 292

Jerritt Canyon J.V. - Attributable 70%
 243

 224

 215

 322

 330

 303

SOUTH AMERICAN REGION
Morro Velho
 136

 137

 134

 180

 191

 183

Serra Grande - Attributable 50%
 124

 108

 112

 187

 160

 171

Cerro Vanguardia - Attributable 46.25%
 170

 151

 146

 262

 216

 229

AUSTRALASIAN REGION
Sunrise Dam
 152

 149

 172

 203

 205

 229

Boddington - Attributable 33.33%
 208

 211

 216

 223

 224

 232

Tanami - Attributable 40%
 267

 298

 286

 308

 334

 314

Union Reefs
 229

 310

 274

 261

 347

 310

Brocks Creek
 167

 166

 201

 195

 166

 238

KEY OPERATING RESULTS
PER REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
US Dollar / Imperial
Productivity per employee - oz
Operating profit - $m
SOUTH AFRICAN REGION
VAAL RIVER
Great Noligwa Mine
8.95

9.47

8.58

34.9

37.6

134.5

Kopanang Mine
5.22

4.80

5.15

7.9

3.3

29.5

Tau Lekoa Mine
6.48

6.65

6.23

4.8

4.0

15.5

Surface Operations
18.23

12.34

14.18

4.3

1.8

11.1

ERGO
Ergo
-
-
-
0.8

0.1

3.9

FREE STATE
Bambanani Mine
4.54

4.96

4.80

(1.0)

(1.5)

0.5

Tshepong Mine
5.27

6.26

5.65

(0.5)

1.8

6.4

Matjhabeng Mine
3.95

4.00

3.92

(3.0)

(2.4)

(3.1)

Joel Mine
3.64

4.05

3.92

(1.8)

4.9

5.2

Surface Operations
8.18

7.32

8.00

3.1

3.2

11.9

WEST WITS
TauTona Mine
8.34

8.67

8.05

16.2

17.1

63.7

Savuka Mine
5.90

5.56

5.43

3.7

1.9

8.9

Mponeng Mine
4.99

5.92

6.10

(2.8)

1.0

9.7

Elandsrand Mine
4.70

4.58

4.92

(2.7)

(4.2)

(5.6)

Deelkraal Mine
3.95

4.18

4.05

(0.7)

(2.5)

(7.0)

Surface Operations
-

-

-

0.5

0.8

1.8

AFRICAN REGION
Navachab
21.14

19.57

18.32

2.0

1.9

6.3

Sadiola - Attributable 38%
57.31

66.31

62.06

6.9

9.1

31.4

Morila - Attributable 40%
152.27

-

152.27

6.5

-

6.5

NORTH AMERICAN REGION
Cripple Creek & Victor J.V.
61.54

61.78

60.63

4.5

4.4

12.8

Jerritt Canyon J.V. - Attributable 70%
54.90

53.78

58.21

1.4

0.2

6.5

SOUTH AMERICAN REGION
Morro Velho
15.94

13.35

13.69

8.7

7.8

29.1

Serra Grande - Attributable 50%
29.94

31.83

31.12

3.8

4.1

15.0

Cerro Vanguardia - Attributable 46.25%
66.04

62.74

67.50

2.6

3.0

14.2

AUSTRALASIAN REGION
Sunrise Dam
71.02

92.45

73.69

6.9

8.7

26.9

Boddington - Attributable 33.33%
52.86

51.59

54.86

1.4

1.7

6.1

Tanami - Attributable 40%
39.79

47.57

41.13

(0.1)

0.1

0.7

Union Reefs
56.08

43.91

44.71

1.8

1.0

3.5

Brocks Creek
71.05

82.40

67.60

0.3

0.7

3.3

Regional corporate costs and
other non-mining subsidiaries
6.0

5.5

19.3

ANGLOGOLD GROUP TOTAL
116.4
115.1
468.5

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended December 2000
Statistics are shown in metric units
Advance
Sampled
metres          metres     channel
gold
uranium
width g/t
cm.g/t
kg/t
cm.kg/t
cm
VAAL RIVER
Great Noligwa Mine
Vaal reef
4,928

512

129.80

34.01

4,414

1.38

178.86

"C" reef
-

-

-

-

-

-

-

Kopanang Mine
Vaal reef
8,932

1,384

14.80

109.59

1,622

4.77

70.58

"C" reef
112

-

-

-

-

-

-

Tau Lekoa Mine
Ventersdorp Contact reef
4,397

1,012

102.00

11.45

1,168

0.17

16.97

Moab Khotsong Mine
Vaal reef
1,967

-

-

-

-

-

-

FREE STATE
Bambanani East Shaft
Basal reef
3,121

344

96.20

18.40

1,770

-

0.03

Bambanani West Shaft
Basal reef
170

-

-

-

-

-

-

Tshepong North
Basal reef
5,753

925

19.30

95.96

1,852

2.11

40.78

"B" reef
72

-

-

-

-

-

-

Tshepong South
Basal reef
-

-

-

-

-

-

-

Matjhabeng Mine
Basal reef
613

-

-

-

-

-

-

Taung South Shaft
Beatrix reef
1,501

411

88.00

6.56

577

-

-

Beatrix VS 5 Composite reef
265

15

237.20

3.00

712

-

-

VS 5 Composite reef
132

51

61.70

10.31

636

-

-

Taung North Shaft
Beatrix reef
-

-

-

-

-

-

-

Beatrix VS 5 Composite reef
219

-

-

-

-

-

-

WEST WITS
TauTona Mine
Ventersdorp Contact reef
141

-

-

-

-

-

-

Carbon Leader reef
3,802

-

-

-

-

-

-

Savuka Mine
Ventersdorp Contact reef
558

50

66.30

22.11

1,466

0.02

1.17

Carbon Leader reef
438

-

-

-

-

-

-

Mponeng Mine
Ventersdorp Contact reef
6,610

1,074

69.90

22.73

1,589

-

-

Elandsrand
Ventersdorp Contact reef
5,328

710

34.90

16.33

570

-

-

Deelkraal
Ventersdorp Contact reef
257

116

159.70

8.53

1,363

-

-

(plus footwall bands)

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended December 2000
Statistics are shown in imperial units
Advance
Sampled
feet            feet
channel
gold
uranium
width       oz/t
ft.oz/t  lb/t
ft.lb/t
inches
VAAL RIVER
Great Noligwa Mine
Vaal reef
16,168

1,680

51.10

0.99

4.22

2.76

11.75

"C" reef
-

-

-

-

-

-

-

Kopanang Mine
Vaal reef
29,303

4,541

5.83

3.20

1.55

9.54

4.63

"C" reef
366

-

-

-

-

-

-

Tau Lekoa Mine
Ventersdorp Contact reef
14,425

3,320

40.16

0.33

1.12

0.34

1.14

Moab Khotsong Mine
Vaal reef
6,454

-

-

-

-

-

-

FREE STATE
Bambanani East Shaft
Basal reef
10,240

1,129

37.87

0.54

1.69

-

-

Bambanani West Shaft
Basal reef
556

-

-

-

-

-

-

Tshepong North
Basal reef
18,874

3,035

7.60

2.80

1.77

4.22

2.67

"B" reef
235

-

-

-

-

-

-

Tshepong South
Basal reef
-

-

-

-

-

-

-

Matjhabeng Mine
Basal reef
2,012

-

-

-

-

-

-

Taung South Shaft
Beatrix reef
4,925

1,348

34.65

0.19

0.55

-

-

Beatrix VS 5 Composite reef
868

49

93.39

0.09

0.68

-

-

VS 5 Composite reef
434

167

24.29

0.30

0.61

-

-

Taung North Shaft
Beatrix reef
-

-

-

-

-

-

-

Beatrix VS 5 Composite reef
719

-

-

-

-

-

-

WEST WITS
TauTona Mine
Ventersdorp Contact reef
462

-

-

-

-

-

-

Carbon Leader reef
12,473

-

-

-

-

-

-

Savuka Mine
Ventersdorp Contact reef
1,830

164

26.10

0.64

1.40

0.04

0.09

Carbon Leader reef
1,437

-

-

-

-

-

-

Mponeng Mine
Ventersdorp Contact reef
21,687

3,524

27.52

0.66

1.52

-

-

Elandsrand
Ventersdorp Contact reef
17,481

2,329

13.74

0.48

0.55

-

-

Deelkraal
Ventersdorp Contact reef
842

381

62.87

0.25

1.30

-

-

(plus footwall bands)

SHAFT SINKING
Quarter
Quarter
Year
ended
ended
ended
December
September
December
2000
2000
2000
Statistics are shown in metric units
metres
MOAB KHOTSONG MINE
Main shaft
Advance
80

49

129

Depth to date (below collar)
2,540

2,460

2,540

Rock / ventilation sub-vertical shaft
Advance
-

-

-

Depth to date
939

939

939

Station cutting
-

-

-

JOEL MINE
Taung North Shaft
Advance
4

77

159

Depth to date (below collar)
1,453

1,449

1,453

MPONENG MINE
Sub Shaft 1
Advance
-

-

-

Depth to date
1,209

1,209

1,209

Station cutting
1,209

1,209

1,209

Sub Shaft Vent Shaft Deepening
Advance
4

-

4

Depth to date
4

-

4

SHAFT SINKING
Quarter
Quarter
Year
ended
ended
ended
December
September
December
2000
2000
2000
Statistics are shown in imperial units
feet
MOAB KHOTSONG MINE
Main shaft
Advance
263

159

423

Depth to date (below collar)
8,333

8,070

8,333

Rock / ventilation sub-vertical shaft
Advance
-

-

-

Depth to date
3,080

3,080

3,080

Station cutting
-

-

-

JOEL MINE
Taung North Shaft
Advance
11

251

523

Depth to date (bellow collar)
4,766

4,755

4,766

Station cutting
-

-

-

MPONENG MINE
Sub Shaft 1
Advance
-

-

-

Depth to date
3,965

3,965

3,965

Station cutting
-

-

-

Sub Shaft Vent Shaft Deepening
Advance
13

-

13

Depth to date
13

-

13

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
GREAT NOLIGWA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
109

114

430

1,174

1,229

4,628

Milled - 000
- tonnes /
- tons
- reef
600

651

2,451

661

718

2,702

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
600

651

2,451

661

718

2,702

Yield
- g/t
/
- oz/t
- reef
13.06

12.71

12.32

0.381

0.371

0.359

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
13.06

12.71

12.32

0.381

0.371

0.359

Gold produced
- kg
/
- oz 000 - reef
7,829

8,280

30,204

252

266

971

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
7,829

8,280

30,204

252

266

971

Revenue
- R/kg
/
- $/oz
- sold
67,071

64,819

64,645

274

288

289

Total cash costs
- R
/
- $
- ton milled
405

383

394

48

50

52

- R/kg
/
- $/oz
- produced
31,002

30,157

31,966

127

134

144

PRODUCTIVITY
per employee
- g
/
- oz
- target
 267

 270

 273

8.58

8.98

8.77

- actual
 278

 295

 267

8.95

9.47

8.58

per employee
- m2
/
- ft2
- target
 4.28

 4.17

 4.09

46.07

46.37

44.02

- actual
 3.88

 4.06

 3.80

41.73

43.71

40.87

FINANCIAL RESULTS ( MILLION)
Gold sales
518.4

536.7

1,946.1

68.2

76.7

279.7

Cost of sales
253.5

273.0

1,005.1

33.3

39.1

145.2

Cash operating costs
241.2

248.3

960.1

31.7

35.5

138.7

Other cash costs
1.5

1.4

5.4

0.2

0.2

0.8

Total cash costs
242.7

249.7

965.5

31.9

35.7

139.5

Retrenchment costs
0.6

0.5

2.7

0.1

0.1

0.4

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
243.3

250.2

968.2

32.0

35.8

139.9

Amortisation of mining assets
10.7

16.5

55.5

1.4

2.4

8.1

Inventory change
(0.5)

6.3

(18.6)

(0.1)

0.9

(2.8)

Operating profit
264.9

263.7

941.0

34.9

37.6

134.5

Capital expenditure
- mining direct
9.9

(0.5)

16.4

1.3

(0.1)

2.2

- other
3.3

1.9

5.8

0.4

0.3

0.8

- recoupments
-

0.1

0.1

-

-

-

Net capital expenditure
13.2

1.5

22.3

1.7

0.2

3.0

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
KOPANANG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
112

114

446

1,204

1,228

4,804

Milled - 000
- tonnes /
- tons
- reef
505

536

2,127

557

591

2,345

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
505

536

2,127

557

591

2,345

Yield
- g/t
/
- oz/t
- reef
7.52

6.46

7.04

0.219

0.188

0.205

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
7.52

6.46

7.04

0.219

0.188

0.205

Gold produced
- kg
/
- oz 000 - reef
3,797

3,463

14,973

122

111

481

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
3,797

3,463

14,973

122

111

481

Revenue
- R/kg
/
- $/oz
- sold
67,259

64,890

64,582

275

287

290

Total cash costs
- R
/
- $
- ton milled
359

344

338

43

45

44

- R/kg
/
- $/oz
- produced
47,796

53,339

48,027

195

237

215

PRODUCTIVITY
per employee
- g
/
- oz
- target
 175

 178

 169

5.64

5.73

5.44

- actual
 162

 149

 160

5.22

4.80

5.15

per employee
- m2
/
- ft2
- target
 4.90

 4.90

 4.72

52.75

52.75

50.83

- actual
 4.78

 4.92

 4.78

51.5

52.91

51.41

FINANCIAL RESULTS ( MILLION)
Gold sales
251.9

224.7

963.6

33.1

32.0

139.2

Cost of sales
192.1

200.6

759.3

25.2

28.7

109.7

Cash operating costs
180.5

183.7

715.2

23.7

26.3

103.3

Other cash costs
1.0

1.0

3.9

0.1

0.1

0.4

Total cash costs
181.5

184.7

719.1

23.8

26.4

103.7

Retrenchment costs
0.3

0.3

2.0

-

-

0.3

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
181.8

185.0

721.1

23.8

26.4

104.0

Amortisation of mining assets
12.7

13.0

49.7

1.7

1.9

7.3

Inventory change
(2.4)

2.6

(11.5)

(0.3)

0.4

(1.6)

Operating profit
59.8

24.1

204.3

7.9

3.3

29.5

Capital expenditure
- mining direct
14.0

6.0

30.6

1.9

0.9

4.4

- other
4.4

1.3

5.7

0.6

0.2

0.8

- recoupments
-

-

-

-

-

-

Net capital expenditure
18.4

7.3

36.3

2.5

1.1

5.2

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
TAU LEKOA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
102

108

388

1,093

1,166

4,179

Milled - 000
- tonnes /
- tons
- reef
444

541

1,963

489

597

2,163

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
444

541

1,963

489

597

2,163

Yield
- g/t
/
- oz/t
- reef
5.84

4.77

4.98

0.170

0.139

0.145

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
5.84

4.77

4.98

0.170

0.139

0.145

Gold produced
- kg
/
- oz 000 - reef
2,590

2,579

9,783

83

83

315

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
2,590

2,579

9,783

83

83

315

Revenue
- R/kg
/
- $/oz
- sold
67,352

65,131

64,762

275

289

289

Total cash costs
- R
/
- $
- ton milled
279

226

240

33

29

31

- R/kg
/
- $/oz
- produced
47,836

47,375

48,166

196

211

216

PRODUCTIVITY
per employee
- g
/
- oz
- target
 188

 191

 184

6.05

6.14

5.91

- actual
 201

 207

 194

6.48

6.65

6.23

per employee
- m2
/
- ft2
- target
 7.59

 7.53

 7.28

81.74

81.01

78.35

- actual
 7.90

 8.68

 7.70

85.

93.46

82.84

FINANCIAL RESULTS ( MILLION)
Gold sales
172.1

168.0

631.3

22.6

24.0

90.7

Cost of sales
135.8

139.5

521.5

17.8

20.0

75.2

Cash operating costs
123.2

121.5

468.3

16.2

17.4

67.5

Other cash costs
0.7

0.7

2.9

0.1

0.1

0.4

Total cash costs
123.9

122.2

471.2

16.3

17.5

67.9

Retrenchment costs
0.9

0.6

2.2

0.1

0.1

0.3

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
124.8

122.8

473.4

16.4

17.6

68.2

Amortisation of mining assets
17.9

14.7

60.3

2.3

2.1

8.7

Inventory change
(6.9)

2.0

(12.2)

(0.9)

0.3

(1.7)

Operating profit
36.3

28.5

109.8

4.8

4.0

15.5

Capital expenditure
- mining direct
10.8

3.3

19.8

1.4

0.5

2.7

- other
1.3

0.9

2.2

0.2

0.1

0.3

- recoupments
-

-

-

-

-

-

Net capital expenditure
12.1

4.2

22.0

1.6

0.6

3.0

SOUTH AFRICAN REGION
VAAL RIVER
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/ - ft2
- 000
-

-

-

-

-

-

Milled - 000
- tonnes / - tons
- reclamation from rehabilitation
34

5

44

37

6

49

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
1,097

1,071

4,679

1,210

1,181

5,158

 - total
1,131

1,076

4,723

1,247

1,187

5,207

Yield
- g/t
/ - oz/t
- reclamation from rehabilitation
2.96

3.52

3.12

0.086

0.103

0.091

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
0.73

0.50

0.57

0.021

0.015

0.017

 - average
0.80

0.52

0.60

0.023

0.015

0.017

Gold produced
- kg
/ - oz 000 - reclamation from rehabilitation
100

19

138

3

1

4

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
803

540

2,689

26

17

86

 - total
903

559

2,827

29

18

90

Revenue
- R/kg
/ - $/oz
- sold
67,348

64,774

64,558

275

284

288

Total cash costs *
- R
/ - $
- ton milled
25

22

22

3

3

3

- R/kg
/ - $/oz
- produced
34,392

42,906

38,523

140

191

172

PRODUCTIVITY
per employee
- g
/ - oz
- target
 413

 425

 416

13.27

13.65

13.36

- actual
 567

 384

 441

18.23

12.34

14.18

per employee
- m2
/ - ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS ( MILLION)
Gold sales
59.9

36.2

181.9

7.9

5.1

26.0

Cost of sales
27.6

23.2

103.6

3.6

3.3

14.9

Cash operating costs
27.5

23.1

103.3

3.6

3.3

14.9

Other cash costs
0.1

0.1

0.3

-

-

-

Total cash costs
27.6

23.2

103.6

3.6

3.3

14.9

Retrenchment costs
-

-

-

-

-

-

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
27.6

23.2

103.6

3.6

3.3

14.9

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
-

-

-

-

-

-

Operating profit
32.3

13.0

78.3

4.3

1.8

11.1

Capital expenditure
Moab Khotsong
- mining direct
96.7

84.1

317.7

12.7

12.0

45.5

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
96.7

84.1

317.7

12.7

12.0

45.5

* Excludes reclamation from rehabilitation

SOUTH AFRICAN REGION
ERGO
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Material treated
- tonnes / - tons
- 000
10,351

10,247

42,187

11,410

11,295

46,503

Yield
- g/t
/ - oz/t
0.24

0.24

0.24

0.007

0.007

0.007

Gold produced
- kg
/ - oz 000
2,448

2,435

9,969

79

78

321

Revenue
- R/kg
/ - $/oz
- sold
67,130

64,965

64,425

274

287

289

Total cash costs
- R
/ - $
- ton treated
14

13

13

2

2

2

- R/kg
/ - $/oz
- produced
57,650

56,382

53,818

236

250

242

FINANCIAL RESULTS (MILLION)
Gold sales
162.8

158.2

640.8

21.4

22.5

92.5

Cost of sales
156.7

157.3

613.8

20.6

22.4

88.6

Cash operating costs
140.4

136.7

534.0

18.5

19.5

77.1

Other cash costs
0.7

0.6

2.5

0.1

0.1

0.4

Total cash costs
141.1

137.3

536.5

18.6

19.6

77.5

Retrenchment costs
-

0.2

0.4

-

-

-

Rehabilitation and other non-cash costs
0.9

1.6

6.1

0.1

0.2

0.9

Production costs
142.0

139.1

543.0

18.7

19.8

78.4

Amortisation of mining assets
18.5

18.8

76.2

2.4

2.7

11.0

Inventory change
(3.8)

(0.6)

(5.4)

(0.5)

(0.1)

(0.8)

Operating profit
6.1

0.9

27.0

0.8

0.1

3.9

Capital expenditure
(1.5)

-

(1.5)

(0.2)

-

(0.2)

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
BAMBANANI MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
86

83

345

923

895

3,708

Milled - 000
- tonnes /
- tons
- reef
410

498

1,919

452

549

2,116

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
410

498

1,919

452

549

2,116

Yield
- g/t
/
- oz/t
- reef
7.76

7.03

7.15

0.226

0.205

0.208

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
7.76

7.03

7.15

0.226

0.205

0.208

Gold produced
- kg
/
- oz 000 - reef
3,184

3,506

13,717

102

113

441

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
3,184

3,506

13,717

102

113

441

Revenue
- R/kg
/
- $/oz
- sold
67,835

65,284

65,172

278

289

293

Total cash costs
- R
/
- $
- ton milled
520

440

433

62

57

57

- R/kg
/
- $/oz
- produced
66,919

62,546

60,558

273

279

272

PRODUCTIVITY
per employee
- g
/
- oz
- target
183

181

179

5.88

5.81

5.75

- actual
141

154

149

4.54

4.96

4.80

per employee
- m2
/
- ft2
- target
3.91

3.78

3.74

42.11

40.67

40.25

- actual
3.80

3.66

3.75

40.90

39.37

40.34

FINANCIAL RESULTS (MILLION)
Gold sales
215.1

228.9

893.1

28.3

32.6

129.1

Cost of sales
222.4

238.4

889.9

29.3

34.1

128.6

Cash operating costs
212.0

218.2

836.1

27.9

31.2

120.7

Other cash costs
1.1

1.1

(5.4)

0.1

0.2

(0.8)

Total cash costs
213.1

219.3

830.7

28.0

31.4

119.9

Retrenchment costs
2.2

1.6

9.9

0.3

0.2

1.4

Rehabilitation and other non-cash costs
-

-

(0.3)

-

-

-

Production costs
215.3

220.9

840.3

28.3

31.6

121.3

Amortisation of mining assets
9.8

10.4

45.2

1.3

1.5

6.6

Inventory change
(2.7)

7.1

4.4

(0.3)

1.0

0.7

Operating profit
(7.3)

(9.5)

3.2

(1.0)

(1.5)

0.5

Capital expenditure
- mining direct
13.5

1.1

18.1

1.8

0.2

2.6

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
13.5

1.1

18.1

1.8

0.2

2.6

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
TSHEPONG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
103

97

387

1,107

1,049

4,162

Milled - 000
- tonnes /
- tons
- reef
343

363

1,354

378

400

1,493

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
343

363

1,354

378

400

1,493

Yield
- g/t
/
- oz/t
- reef
6.61

7.55

7.36

0.193

0.220

0.215

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
6.61

7.55

7.36

0.193

0.220

0.215

Gold produced
- kg
/
- oz 000 - reef
2,270

2,735

9,962

73

88

320

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
2,270

2,735

9,962

73

88

320

Revenue
- R/kg
/
- $/oz
- sold
67,466

64,894

64,954

275

289

291

Total cash costs
- R
/
- $
- ton milled
417

385

387

50

50

51

- R/kg
/
- $/oz
- produced
63,003

51,074

52,607

258

227

236

PRODUCTIVITY
per employee
- g
/
- oz
- target
172

169

167

5.51

5.42

5.36

- actual
164

195

176

5.27

6.26

5.65

per employee
- m2
/
- ft2
- target
5.98

5.96

5.91

64.42

64.10

63.66

- actual
7.43

6.94

6.81

79.94

74.69

73.35

FINANCIAL RESULTS (MILLION)
Gold sales
152.4

177.5

646.4

20.0

25.4

93.2

Cost of sales
156.1

165.3

602.7

20.5

23.6

86.8

Cash operating costs
142.5

139.2

522.2

18.7

19.9

75.1

Other cash costs
0.5

0.5

1.9

0.1

0.1

0.4

Total cash costs
143.0

139.7

524.1

18.8

20.0

75.5

Retrenchment costs
0.7

0.8

5.2

0.1

0.1

0.7

Rehabilitation and other non-cash costs
-

-

0.1

-

-

-

Production costs
143.7

140.5

529.4

18.9

20.1

76.2

Amortisation of mining assets
16.2

19.3

71.4

2.1

2.7

10.3

Inventory change
(3.8)

5.5

1.9

(0.5)

0.8

0.3

Operating profit
(3.7)

12.2

43.7

(0.5)

1.8

6.4

Capital expenditure
- mining direct
-

0.4

0.4

-

0.1

0.1

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
-

0.4

0.4

-

0.1

0.1

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
MATJHABENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
76

77

314

819

831

3,376

Milled - 000
- tonnes /
- tons
- reef
353

401

1,591

389

442

1,753

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
353

401

1,591

389

442

1,753

Yield
- g/t
/
- oz/t
- reef
6.91

7.00

7.19

0.202

0.204

0.210

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
6.91

7.00

7.19

0.202

0.204

0.210

Gold produced
- kg
/
- oz 000 - reef
2,440

2,809

11,444

78

90

368

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
2,440

2,809

11,444

78

90

368

Revenue
- R/kg
/
- $/oz
- sold
78,251

68,988

68,841

320

307

310

Total cash costs
- R
/
- $
- ton milled
507

467

459

61

61

60

- R/kg
/
- $/oz
- produced
73,332

66,710

63,754

301

297

287

PRODUCTIVITY
per employee
- g
/
- oz
- target
157

155

149

5.03

5.10

4.80

- actual
123

124

122

3.95

4.00

3.92

per employee
- m2
/
- ft2
- target
3.87

3.85

3.75

41.64

42.43

40.36

- actual
3.83

3.42

3.34

41.19

36.80

35.92

FINANCIAL RESULTS (MILLION)
Gold sales
190.2

193.8

787.2

25.0

27.7

113.9

Cost of sales
212.1

210.8

811.6

28.0

30.1

117.0

Cash operating costs
177.7

186.2

724.8

23.4

26.6

104.8

Other cash costs
1.2

1.2

4.8

0.2

0.2

0.7

Total cash costs
178.9

187.4

729.6

23.6

26.8

105.5

Retrenchment costs
27.5

11.9

52.8

3.6

1.7

7.3

Rehabilitation and other non-cash costs
-

-

(0.3)

-

-

(0.1)

Production costs
206.4

199.3

782.1

27.2

28.5

112.7

Amortisation of mining assets
8.8

5.8

27.0

1.2

0.8

3.9

Inventory change
(3.1)

5.7

2.5

(0.4)

0.8

0.4

Operating profit
(21.9)

(17.0)

(24.4)

(3.0)

(2.4)

(3.1)

Capital expenditure
- mining direct
-

-

-

-

-

-

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
-

-

-

-

-

-

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
JOEL MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
88

82

302

942

887

3,253

Milled - 000
- tonnes /
- tons
- reef
353

381

1,296

389

420

1,429

- waste
28

-

120

31

-

131

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
381

381

1,417

420

420

1,561

Yield
- g/t
/
- oz/t
- reef
4.03

4.47

4.98

0.117

0.130

0.145

- waste
0.17

-

0.58

0.005

-

0.017

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
3.74

4.47

4.61

0.109

0.130

0.135

Gold produced
- kg
/
- oz 000 - reef
1,420

1,704

6,459

46

55

208

- waste
5

-

70

0

-

2

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
1,424

1,704

6,529

46

55

210

Revenue
- R/kg
/
- $/oz
- sold
86,699

83,485

78,496

354

370

353

Total cash costs
- R
/
- $
- ton milled
295

266

295

35

35

39

- R/kg
/
- $/oz
- produced
78,912

59,431

64,085

323

265

288

PRODUCTIVITY
per employee
- g
/
- oz
- target
163

160

155

5.23

5.13

4.98

- actual
113

126

122

3.64

4.05

3.92

per employee
- m2
/
- ft2
- target
6.01

6.03

5.81

64.68

64.95

62.58

- actual
6.97

6.09

5.64

74.98

65.59

60.67

FINANCIAL RESULTS (MILLION)
Gold sales
115.0

142.3

504.8

15.1

20.3

73.0

Cost of sales
129.3

107.7

470.8

16.9

15.4

67.8

Cash operating costs
111.8

100.7

415.6

14.7

14.4

60.0

Other cash costs
0.6

0.6

2.8

0.1

0.1

0.4

Total cash costs
112.4

101.3

418.4

14.8

14.5

60.4

Retrenchment costs
(0.5)

1.0

3.8

(0.1)

0.1

0.5

Rehabilitation and other non-cash costs
-

-

(0.1)

-

-

-

Production costs
111.9

102.3

422.1

14.7

14.6

60.9

Amortisation of mining assets
10.9

13.7

49.1

1.4

2.0

7.1

Inventory change
6.5

(8.3)

(0.4)

0.8

(1.2)

(0.2)

Operating profit
(14.3)

34.6

34.0

(1.8)

4.9

5.2

Capital expenditure
- mining direct
87.3

59.5

199.8

11.5

8.4

27.9

- other
-

-

0.5

-

-

0.1

- recoupments
-

-

-

-

-

-

Net capital expenditure
87.3

59.5

200.3

11.5

8.4

28.0

SOUTH AFRICAN REGION
FREE STATE
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
-

-

-

-

-

-

Milled - 000
- tonnes /
- tons
- reclamation from rehabilitation
263

199

956

290

219

1,053

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
452

467

1,857

498

515

2,047

 - total
715

666

2,813

788

734

3,100

Yield
- g/t
/
- oz/t
- reclamation from rehabilitation
1.01

1.06

1.05

0.029

0.031

0.031

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
0.85

0.81

0.86

0.025

0.024

0.025

 - average
0.91

0.88

0.92

0.026

0.026

0.027

Gold produced
- kg
/
- oz 000 - reclamation from rehabilitation
265

211

1,001

9

7

32

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
384

377

1,590

12

12

51

 - total
649

588

2,591

21

19

83

Revenue
- R/kg
/
- $/oz
- sold
67,559

64,981

64,635

277

291

290

Total cash costs *
- R
/
- $
- ton milled
37

34

42

4

3

6

- R/kg
/
- $/oz
- produced
42,955

42,180

49,635

178

188

227

PRODUCTIVITY
per employee
- g
/
- oz
- target
311

303

332

10.01

9.76

10.69

- actual
254

228

249

8.18

7.32

8.00

per employee
- m2
/
- ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold sales
43.5

38.2

167.0

5.7

5.5

24.1

Cost of sales
20.2

16.1

83.9

2.6

2.3

12.2

Cash operating costs
16.5

15.9

78.9

2.2

2.3

11.6

Other cash costs
-

-

-

-

-

-

Total cash costs
16.5

15.9

78.9

2.2

2.3

11.6

Retrenchment costs
0.1

-

0.2

-

-

-

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
16.6

15.9

79.1

2.2

2.3

11.6

Amortisation of mining assets
0.3

0.2

1.5

-

-

0.2

Inventory change
3.3

-

3.3

0.4

-

0.4

Operating profit
23.3

22.1

83.1

3.1

3.2

11.9

Capital expenditure
- mining direct
-

-

-

-

-

-

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
-

-

-

-

-

-

* Excludes reclamation from rehabilitation

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
TAUTONA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
74

77

288

798

828

3,101

Milled - 000
- tonnes /
- tons
- reef
411

429

1,649

454

473

1,818

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- total
411

429

1,649

454

473

1,818

Yield
- g/t
/
- oz/t
- reef
11.60

11.54

11.30

0.338

0.337

0.330

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- average
11.60

11.54

11.30

0.338

0.337

0.330

Gold produced
- kg
/
- oz 000 - reef
4,772

4,956

18,643

153

159

599

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- total
4,772

4,956

18,643

153

159

599

Revenue
- R/kg
/
- $/oz
- sold
67,370

65,068

64,811

275

289

290

Total cash costs
- R
/
- $
- ton milled
435

442

433

52

57

57

- R/kg
/
- $/oz
- produced
37,553

38,314

38,288

154

171

172

PRODUCTIVITY
per employee
- g
/
- oz
- target
294

289

282

9.47

9.28

9.07

- actual
259

270

250

8.34

8.67

8.05

per employee
- m2
/
- ft2
- target
4.49

4.52

4.38

48.31

48.67

47.12

- actual
4.03

4.18

3.87

43.38

45.02

41.65

FINANCIAL RESULTS (MILLION)
Gold sales
321.0

322.5

1,207.8

42.1

46.0

173.5

Cost of sales
196.8

202.3

761.1

25.9

28.9

109.8

Cash operating costs
177.8

188.5

708.5

23.4

27.0

102.4

Other cash costs
1.4

1.4

5.3

0.2

0.2

0.8

Total cash costs
179.2

189.9

713.8

23.6

27.2

103.2

Retrenchment costs
1.0

1.7

4.5

0.1

0.2

0.5

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
180.2

191.6

718.3

23.7

27.4

103.7

Amortisation of mining assets
13.1

12.0

45.9

1.7

1.7

6.6

Inventory change
3.5

(1.3)

(3.1)

0.5

(0.2)

(0.5)

Operating profit
124.2

120.2

446.7

16.2

17.1

63.7

Capital expenditure
- mining direct
23.3

11.6

41.3

3.1

1.7

5.8

- other
0.4

0.3

0.8

0.1

-

0.1

- recoupments
-

-

-

-

-

-

Net capital expenditure
23.7

11.9

42.1

3.2

1.7

5.9

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
SAVUKA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
57

54

211

616

578

2,273

Milled - 000
- tonnes /
- tons
- reef
254

253

1,009

280

279

1,113

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- total
254

253

1,009

280

279

1,113

Yield
- g/t
/
- oz/t
- reef
8.92

8.42

8.39

0.260

0.246

0.245

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- average
8.92

8.42

8.39

0.260

0.246

0.245

Gold produced
- kg
/
- oz 000 - reef
2,267

2,133

8,468

73

69

272

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- total
2,267

2,133

8,468

73

69

272

Revenue
- R/kg
/
- $/oz
- sold
67,344

65,252

65,117

276

289

291

Total cash costs
- R
/
- $
- ton milled
474

469

461

57

61

60

- R/kg
/
- $/oz
- produced
53,146

55,736

54,927

218

248

247

PRODUCTIVITY
per employee
- g
/
- oz
- target
174

175

171

5.59

5.63

5.51

- actual
183

173

169

5.90

5.56

5.43

per employee
- m2
/
- ft2
- target
4.81

4.84

4.73

51.80

52.13

50.95

- actual
4.63

4.35

4.21

49.87

46.87

45.34

FINANCIAL RESULTS (MILLION)
Gold sales
152.5

139.2

551.2

20.1

19.8

79.2

Cost of sales
123.8

126.0

487.0

16.4

17.9

70.3

Cash operating costs
120.0

118.4

463.1

15.8

16.9

66.8

Other cash costs
0.5

0.5

2.0

0.1

0.1

0.4

Total cash costs
120.5

118.9

465.1

15.9

17.0

67.2

Retrenchment costs
0.7

1.0

4.4

0.1

0.1

0.6

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
121.2

119.9

469.5

16.0

17.1

67.8

Amortisation of mining assets
7.3

6.6

24.8

1.0

0.9

3.5

Inventory change
(4.7)

(0.5)

(7.3)

(0.6)

(0.1)

(1.0)

Operating profit
28.7

13.2

64.2

3.7

1.9

8.9

Capital expenditure
- mining direct
3.3

1.8

7.4

0.4

0.3

1.0

- other
0.1

0.1

0.2

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
3.4

1.9

7.6

0.4

0.3

1.0

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
MPONENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
65

68

259

697

730

2,788

Milled - 000
- tonnes /
- tons
- reef
360

393

1,535

397

433

1,692

- waste
-

-

16

-

-

17

- surface and
  dump reclamation
-

-

-

-

-

-

- total
360

393

1,551

397

433

1,709

Yield
- g/t
/
- oz/t
- reef
7.00

7.74

8.13

0.204

0.226

0.237

- waste
-

-

0.31

-

-

0.009

- surface and
  dump reclamation
-

-

-

-

-

-

- average
7.00

7.74

8.05

0.204

0.226

0.235

Gold produced
- kg
/
- oz 000 - reef
2,521

3,043

12,484

81

98

401

- waste
-

-

5

-

-

0

- surface and
  dump reclamation
-

-

-

-

-

-

- total
2,521

3,043

12,489

81

98

402

Revenue
- R/kg
/
- $/oz
- sold
67,406

65,096

64,398

276

289

292

Total cash costs
- R
/
- $
- ton milled
465

435

427

55

56

56

- R/kg
/
- $/oz
- produced
66,470

56,191

53,000

271

249

238

PRODUCTIVITY
per employee
- g
/
- oz
- target
208

206

207

6.69

6.61

6.64

- actual
155

184

190

4.99

5.92

6.10

per employee
- m2
/
- ft2
- target
4.35

4.17

4.15

46.78

44.84

44.70

- actual
3.99

4.10

3.93

42.90

44.17

42.34

FINANCIAL RESULTS (MILLION)
Gold sales
169.7

198.1

804.0

22.3

28.3

117.2

Cost of sales
191.3

191.1

745.6

25.1

27.3

107.5

Cash operating costs
166.8

170.2

658.4

21.9

24.3

95.0

Other cash costs
0.8

0.8

3.5

0.1

0.1

0.4

Total cash costs
167.6

171.0

661.9

22.0

24.4

95.4

Retrenchment costs
0.7

1.5

3.0

0.1

0.2

0.4

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
168.3

172.5

664.9

22.1

24.6

95.8

Amortisation of mining assets
16.7

19.4

78.4

2.2

2.8

11.4

Inventory change
6.3

(0.8)

2.3

0.8

(0.1)

0.3

Operating profit
(21.6)

7.0

58.4

(2.8)

1.0

9.7

Capital expenditure
- mining direct
66.6

58.6

198.8

8.8

8.4

28.2

- other
1.6

1.8

4.5

0.2

0.3

0.7

- recoupments
-

-

-

-

-

-

Net capital expenditure
68.2

60.4

203.3

9.0

8.7

28.9

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
ELANDSRAND MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
106

100

392

1,141

1,076

4,219

Milled - 000
- tonnes /
- tons
- reef
418

428

1,697

461

472

1,871

- waste
7

8

32

8

9

35

- surface and
  dump reclamation
-

-

-

-

-

-

- total
425

436

1,729

468

481

1,906

Yield
- g/t
/
- oz/t
- reef
6.19

5.94

6.48

0.181

0.173

0.189

- waste
0.57

0.50

0.47

0.017

0.015

0.014

- surface and
  dump reclamation
-

-

-

-

-

-

- average
6.10

5.84

6.37

0.178

0.170

0.186

Gold produced
- kg
/
- oz 000 - reef
2,589

2,541

10,993

83

82

354

- waste
4

4

15

0

0

0

- surface and
  dump reclamation
-

-

-

-

-

-

- total
2,593

2,545

11,008

83

82

355

Revenue
- R/kg
/
- $/oz
- sold
67,273

65,074

64,736

275

288

292

Total cash costs
- R
/
- $
- ton milled
420

411

399

50

53

52

- R/kg
/
- $/oz
- produced
68,792

70,496

62,597

282

313

281

PRODUCTIVITY
per employee
- g
/
- oz
- target
183

177

181

5.89

5.68

5.82

- actual
146

142

153

4.70

4.58

4.92

per employee
- m2
/
- ft2
- target
5.91

5.82

5.70

63.61

62.61

61.31

- actual
5.97

5.60

5.44

64.29

60.25

58.51

FINANCIAL RESULTS (MILLION)
Gold sales
174.2

165.6

712.4

22.9

23.6

103.2

Cost of sales
194.1

194.8

753.1

25.6

27.8

108.8

Cash operating costs
177.7

177.9

686.4

23.4

25.4

99.1

Other cash costs
0.7

1.5

2.7

0.1

0.2

0.4

Total cash costs
178.4

179.4

689.1

23.5

25.6

99.5

Retrenchment costs
0.4

0.7

3.7

0.1

0.1

0.6

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
178.8

180.1

692.8

23.6

25.7

100.1

Amortisation of mining assets
16.3

15.4

65.1

2.1

2.2

9.4

Inventory change
(1.0)

(0.7)

(4.8)

(0.1)

(0.1)

(0.7)

Operating profit
(19.9)

(29.2)

(40.7)

(2.7)

(4.2)

(5.6)

Capital expenditure
- mining direct
34.8

36.3

131.6

4.6

5.2

18.9

- other
-

(0.3)

(0.3)

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
34.8

36.0

131.3

4.6

5.2

18.9

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
DEELKRAAL MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
32

35

139

340

381

1,491

Milled - 000
- tonnes /
- tons
- reef
154

215

758

169

237

836

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- total
154

215

758

169

237

836

Yield
- g/t
/
- oz/t
- reef
8.38

6.57

7.17

0.244

0.192

0.209

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- average
8.38

6.57

7.17

0.244

0.192

0.209

Gold produced
- kg
/
- oz 000 - reef
1,288

1,412

5,434

41

45

175

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

- total
1,288

1,412

5,434

41

45

175

Revenue
- R/kg
/
- $/oz
- sold
67,260

64,952

64,834

276

289

292

Total cash costs
- R
/
- $
- ton milled
553

416

467

66

54

62

- R/kg
/
- $/oz
- produced
66,006

63,252

65,200

271

282

294

PRODUCTIVITY
per employee
- g
/
- oz
- target
164

160

163

5.28

5.13

5.25

- actual
123

130

126

3.95

4.18

4.05

per employee
- m2
/
- ft2
- target
4.31

4.20

4.23

46.39

45.25

45.56

- actual
3.01

3.26

3.21

32.39

35.10

34.56

FINANCIAL RESULTS (MILLION)
Gold sales
86.5

91.7

352.2

11.4

13.1

51.0

Cost of sales
92.1

109.3

400.3

12.1

15.6

58.0

Cash operating costs
84.5

88.8

352.3

11.1

12.7

51.0

Other cash costs
0.5

0.5

2.0

0.1

0.1

0.4

Total cash costs
85.0

89.3

354.3

11.2

12.8

51.4

Retrenchment costs
0.4

0.3

2.8

0.1

-

0.4

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
85.4

89.6

357.1

11.3

12.8

51.8

Amortisation of mining assets
16.3

20.1

54.6

2.1

2.9

7.8

Inventory change
(9.6)

(0.4)

(11.4)

(1.3)

(0.1)

(1.6)

Operating profit
(5.6)

(17.6)

(48.1)

(0.7)

(2.5)

(7.0)

Capital expenditure
- mining direct
2.6

4.1

10.9

0.3

0.6

1.6

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
2.6

4.1

10.9

0.3

0.6

1.6

SOUTH AFRICAN REGION
WEST WITS
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
-

-

-

-

-

-

Milled - 000
- tonnes /
- tons
- reclamation from rehabilitation
4

5

12

4

5

13

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
140

118

556

154

130

613

- total
144

122

568

158

135

626

Yield
- g/t
/
- oz/t
- reclamation from rehabilitation
13.61

16.44

12.57

0.397

0.479

0.366

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
0.50

0.78

0.61

0.014

0.023

0.018

- average
0.86

1.35

0.85

0.025

0.039

0.025

Gold produced
- kg
/
- oz 000 - reclamation from rehabilitation
54

74

145

2

2

5

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
69

91

339

2

3

11

- total
124

165

483

4

5

16

Revenue
- R/kg
/
- $/oz
- sold
67,902

64,295

64,657

270

248

285

Total cash costs*
- R
/
- $
- ton milled
34

34

33

4

5

4

- R/kg
/
- $/oz
- produced
69,261

43,509

54,605

269

193

248

PRODUCTIVITY
per employee
- g
/
- oz
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

per employee
- m2
/
- ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold sales
8.4

10.6

31.4

1.1

1.4

4.5

Cost of sales
4.9

4.0

18.7

0.6

0.6

2.7

Cash operating costs
4.8

4.0

18.5

0.6

0.6

2.7

Other cash costs
-

-

-

-

-

-

Total cash costs
4.8

4.0

18.5

0.6

0.6

2.7

Retrenchment costs
0.1

-

0.2

-

-

-

Rehabilitation and other non-cash costs
-

-

-

-

-

-

Production costs
4.9

4.0

18.7

0.6

0.6

2.7

Amortisation of mining assets
-

-

-

-

-

-

Inventory change
-

-

-

-

-

-

Operating profit
3.5

6.6

12.7

0.5

0.8

1.8

Capital expenditure
- mining direct
-

-

-

-

-

-

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
-

-

-

-

-

-

* Excludes reclamation from rehabilitation

AFRICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
NAVACHAB
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined
- tonnes /
- tons
- 000
1,234

1,240

5,224

1,360

1,367

5,758

Volume mined
- bcm
/
- bcy
- 000
350

350

1,490

457

457

1,949

Stripping ratio
- t(mined-treated)
 /t treated
2.60

2.72

2.96

2.60

2.72

2.96

Treated
- tonnes /
- tons
- 000
343

333

1,319

378

367

1,454

Yield
- g/t
/
- oz/t
1.96

1.91

1.82

0.057

0.056

0.053

Gold produced
- kg
/
- oz 000
671

637

2,399

22

20

77

Revenue
- R/kg
/
- $/oz
- sold
66,889

66,108

65,554

273

293

293

Total cash costs - R/kg
/
- $/oz
- produced
39,847

40,122

42,249

163

178

189

PRODUCTIVITY
per employee
- g
/
- oz
- target
598

554

533

19.23

17.82

17.14

- actual
657

609

570

21.14

19.57

18.32

FINANCIAL RESULTS ( MILLION)
Gold sales
44.9

42.1

157.3

5.9

6.0

22.6

Cost of sales
29.4

29.0

113.3

3.9

4.1

16.3

Cash operating costs
26.7

25.5

101.1

3.5

3.6

14.6

Other cash costs
-

-

0.3

-

-

-

Total cash costs
26.7

25.5

101.4

3.5

3.6

14.6

Rehabilitation and other non-cash costs
0.5

0.4

(0.1)

0.1

0.1

-

Production costs
27.2

25.9

101.3

3.6

3.7

14.6

Amortisation of mining assets
2.8

2.7

12.6

0.4

0.4

1.8

Inventory change
(0.6)

0.4

(0.6)

(0.1)

-

(0.1)

Operating profit
15.5

13.1

44.0

2.0

1.9

6.3

Capital expenditure
0.2

0.1

1.1

-

-

0.1

AFRICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
SADIOLA - Attributable 38%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined
- tonnes /
- tons
- 000
1,657

935

5,835

1,827

1,031

6,432

Volume mined
- bcm
/
- bcy
- 000
908

132

3,245

1,188

172

4,244

Stripping ratio
- t(mined-treated)
 /t treated
2.09

0.80

1.87

2.09

0.80

1.87

Treated
- tonnes /
- tons
- 000
537

519

2,030

592

572

2,238

Yield
- g/t
/
- oz/t
3.14

3.78

3.56

0.092

0.110

0.104

Gold produced
- kg
/
- oz 000
1,684

1,963

7,227

54

63

232

Revenue
- R/kg
/
- $/oz
- sold
73,369

67,557

67,596

300

300

302

Total cash costs - R/kg
/
- $/oz
- produced
29,533

24,232

25,393

121

108

114

PRODUCTIVITY
per employee
- g
/
- oz
- target
1,904

2,299

2,066

61.21

73.91

66.43

- actual
1,782

2,062

1,930

57.31

66.31

62.06

FINANCIAL RESULTS ( MILLION)
Gold sales
127.6

133.8

493.7

16.8

19.1

71.0

Cost of sales
75.8

70.3

274.9

9.9

10.0

39.6

Cash operating costs
41.1

37.9

148.0

5.4

5.4

21.4

Other cash costs
8.6

9.7

35.5

1.1

1.4

5.1

Total cash costs
49.7

47.6

183.5

6.5

6.8

26.5

Rehabilitation and other non-cash costs
0.3

0.3

1.3

-

-

0.2

Production costs
50.0

47.9

184.8

6.5

6.8

26.7

Amortisation of mining assets
24.0

22.1

87.2

3.2

3.2

12.5

Inventory change
1.8

0.3

2.9

0.2

-

0.4

Operating profit
51.8

63.5

218.8

6.9

9.1

31.4

Capital expenditure
8.0

4.0

26.3

1.0

0.6

3.8

AFRICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
MORILA - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined
- tonnes /
- tons
- 000
1,682

-

1,682

1,854

-

1,854

Volume mined
- bcm
/
- bcy
- 000
980

-

980

1,282

-

1,282

Stripping ratio
- t(mined-treated)
 /t treated
7.41

-

7.41

7.41

-

7.41

Treated
- tonnes /
- tons
- 000
200

-

200

220

-

220

Yield
- g/t
/
- oz/t
8.81

-

8.81

0.257

-

0.257

Gold produced
- kg
/
- oz 000
1,762

-

1,762

57

-

57

Revenue
- R/kg
/
- $/oz
- sold
65,898

-

65,898

268

-

268

Total cash costs - R/kg
/
- $/oz
- produced
21,627

-

21,627

88

-

88

PRODUCTIVITY
per employee
- g
/
- oz
- target
4,736

-

4,736

152.27

-

152.27

- actual
4,736

-

4,736

152.27

-

152.27

FINANCIAL RESULTS ( MILLION)
Gold sales
116.1

-

116.1

15.2

-

15.2

Cost of sales
66.7

-

66.7

8.7

-

8.7

Cash operating costs
30.0

-

30.0

3.9

-

3.9

Other cash costs
8.1

-

8.1

1.1

-

1.1

Total cash costs
38.1

-

38.1

5.0

-

5.0

Rehabilitation and other non-cash costs
0.1

-

0.1

-

-

-

Production costs
38.2

-

38.2

5.0

-

5.0

Amortisation of mining assets
28.5

-

28.5

3.7

-

3.7

Inventory change
-

-

-

-

-

-

Operating profit
49.4

-

49.4

6.5

-

6.5

Capital expenditure
76.6

34.2

110.8

10.0

4.9

15.0

NORTH AMERICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
CRIPPLE CREEK & VICTOR J.V.
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes /
- tons
- 000
-

-

-

-

-

-

Treated
- tonnes /
- tons
- 000
-

-

-

-

-

-

Gold in ore
- kg
/
- oz 000
-

-

-

-

-

-

Yield
- g/t
/
- oz/t
-

-

-

-

-

-

Gold produced
- kg
/
- oz 000
-

-

-

-

-

-

Open-pit Operations
Mined
- tonnes /
- tons
- 000
7,021

6,076

26,253

7,739

6,698

28,939

Stripping ratio
- t(mined-treated)
 /t treated
1.51

1.41

1.56

1.51

1.41

1.56

Treated
- tonnes /
- tons
- 000
2,795

2,524

10,269

3,081

2,782

11,319

Gold in ore
- kg
/
- oz 000
3,395

3,062

12,270

109

98

394

Yield
- g/t
/
- oz/t
0.72

0.81

0.75

0.021

0.024

0.022

Gold produced
- kg
/
- oz 000
2,004

2,035

7,702

64

65

248

Total
Yield
- g/t
/
- oz/t
0.72

0.81

0.75

0.021

0.024

0.022

Gold produced
- kg
/
- oz 000
2,004

2,035

7,702

64

65

248

Revenue
- R/kg
/
- $/oz
- sold
85,023

74,368

74,471

345

327

330

Total cash costs
- R/kg
/
- $/oz
- produced
45,365

40,969

42,454

186

182

190

PRODUCTIVITY
per employee
- g
/
- oz
- target
1,969

2,352

2,241

63.30

75.60

72.06

- actual
1,914

1,922

1,886

61.54

61.78

60.63

FINANCIAL RESULTS (MILLION)
Gold sales
170.4

151.3

573.6

22.3

21.4

81.6

Cost of sales
135.0

119.5

468.2

17.8

17.0

68.8

Cash operating costs
90.9

83.4

327.0

12.0

11.9

47.0

Other cash costs
-

-

-

-

-

-

Total cash costs
90.9

83.4

327.0

12.0

11.9

47.0

Rehabilitation and other non-cash costs
3.6

3.0

12.2

0.5

0.4

1.7

Production costs
94.5

86.4

339.2

12.5

12.3

48.7

Amortisation of mining assets
45.5

38.6

153.0

6.0

5.5

23.6

Inventory change
(5.0)

(5.5)

(24.0)

(0.7)

(0.8)

(3.5)

Operating profit
35.4

31.8

105.4

4.5

4.4

12.8

Capital expenditure
43.2

45.3

141.7

5.7

6.5

20.3

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

NORTH AMERICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
JERRITT CANYON J.V. - Attributable 70%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes /
- tons
- 000
234

215

820

258

237

904

Treated
- tonnes /
- tons
- 000
159

137

555

175

151

611

Gold in ore
- kg
/
- oz 000
1,924

1,589

6,342

62

51

204

Yield
- g/t
/
- oz/t
15.58

11.94

13.93

0.454

0.348

0.406

Gold produced
- kg
/
- oz 000
2,480

1,631

7,724

80

52

248

Open-pit Operations
Mined
- tonnes /
- tons
- 000
-

-

-

-

-

-

Stripping ratio
- t(mined-treated)
 /t treated
-

-

-

-

-

-

Treated
- tonnes /
- tons
- 000
-

-

-

-

-

-

Gold in ore
- kg
/
- oz 000
-

-

-

-

-

-

Yield
- g/t
/
- oz/t
-

-

-

-

-

-

Gold produced
- kg
/
- oz 000
-

-

-

-

-

-

Total
Yield
- g/t
/
- oz/t
15.58

11.94

13.93

0.454

0.348

0.406

Gold produced
- kg
/
- oz 000
2,480

1,631

7,724

80

52

248

Revenue
- R/kg
/
- $/oz
- sold
84,824

74,369

74,909

345

327

331

Total cash costs
- R/kg
/
- $/oz
- produced
59,301

50,473

48,730

243

224

215

PRODUCTIVITY
per employee
- g
/
- oz
- target
2,155

1,973

2,134

69.29

63.43

68.61

- actual
1,707

1,673

1,674

54.90

53.78

58.21

FINANCIAL RESULTS (MILLION)
Gold sales
210.4

121.2

578.6

27.5

17.1

82.1

Cost of sales
198.5

118.5

532.6

26.1

16.9

75.6

Cash operating costs
147.1

82.3

376.4

19.3

11.8

53.4

Other cash costs
-

-

-

-

-

-

Total cash costs
147.1

82.3

376.4

19.3

11.8

53.4

Rehabilitation and other non-cash costs
1.9

1.5

5.9

0.3

0.2

0.8

Production costs
149.0

83.8

382.3

19.6

12.0

54.2

Amortisation of mining assets
46.4

37.3

148.0

6.1

5.3

21.1

Inventory change
3.1

(2.6)

2.3

0.4

(0.4)

0.3

Operating profit
11.9

2.7

46.0

1.4

0.2

6.5

Capital expenditure
27.9

33.5

110.6

3.7

4.8

15.9

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
MORRO VELHO
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes /
- tons
- 000
267

212

853

294

233

940

Treated
- tonnes /
- tons
- 000
267

212

851

294

233

938

Gold in ore
- kg
/
- oz 000
2,132

1,610

6,668

69

52

214

Yield
- g/t
/
- oz/t
7.61

7.11

7.25

0.222

0.207

0.211

Gold produced
- kg
/
- oz 000
2,031

1,503

6,182

65

48

199

Open-pit Operations
Mined
- tonnes /
- tons
- 000
236

145

826

261

160

910

Stripping ratio
- t(mined-treated)
 /t treated
9.35

4.81

6.32

9.35

4.81

6.32

Treated
- tonnes /
- tons
- 000
23

25

113

25

27

124

Gold in ore
- kg
/
- oz 000
67

72

404

2

2

13

Yield
- g/t
/
- oz/t
2.76

2.58

3.33

0.080

0.075

0.097

Gold produced
- kg
/
- oz 000
63

64

376

2

2

12

Total
Yield
- g/t
/
- oz/t
7.23

6.63

6.79

0.211

0.193

0.198

Gold produced
- kg
/
- oz 000
2,094

1,567

6,558

67

50

211

Revenue
- R/kg
/
- $/oz
- sold
80,651

73,908

73,799

329

328

328

Total cash costs
- R/kg
/
- $/oz
- produced
33,393

30,763

30,169

136

137

134

PRODUCTIVITY
per employee
- g
/
- oz
- target
446

432

423

14.34

13.89

13.61

- actual
496

415

426

15.94

13.35

13.69

FINANCIAL RESULTS (MILLION)
Gold sales
147.5

139.9

461.2

19.4

19.9

66.0

Cost of sales
82.5

86.0

259.8

10.7

12.1

36.9

Cash operating costs
68.9

47.2

194.0

9.0

6.7

27.6

Other cash costs
1.1

1.0

3.8

0.1

0.1

0.5

Total cash costs
70.0

48.2

197.8

9.1

6.8

28.1

Rehabilitation and other non-cash costs
1.6

0.7

3.0

0.2

0.1

0.4

Production costs
71.6

48.9

200.8

9.3

6.9

28.5

Amortisation of mining assets
20.6

18.4

69.5

2.7

2.6

10.0

Inventory change
(9.7)

18.7

(10.5)

(1.3)

2.6

(1.6)

Operating profit
65.0

53.9

201.4

8.7

7.8

29.1

Capital expenditure
19.3

17.4

73.7

2.5

2.5

10.5

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
SERRA GRANDE - Attributable 50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes /
- tons
- 000
93

92

376

103

102

414

Treated
- tonnes /
- tons
- 000
92

92

368

101

101

405

Gold in ore
- kg
/
- oz 000
759

820

3,153

24

26

101

Yield
- g/t
/
- oz/t
7.87

8.45

8.15

0.230

0.247

0.238

Gold produced
- kg
/
- oz 000
724

776

2,999

23

25

96

Open-pit Operations
Mined
- tonnes /
- tons
- 000
-

-

-

-

-

-

Stripping ratio
- t(mined-treated)
 /t treated
-

-

-

-

-

-

Treated
- tonnes /
- tons
- 000
-

-

-

-

-

-

Gold in ore
- kg
/
- oz 000
-

-

-

-

-

-

Yield
- g/t
/
- oz/t
-

-

-

-

-

-

Gold produced
- kg
/
- oz 000
-

-

-

-

-

-

Total
Yield
- g/t
/
- oz/t
7.87

8.45

8.15

0.230

0.247

0.238

Gold produced
- kg
/
- oz 000
724

776

2,999

23

25

96

Revenue
- R/kg
/
- $/oz
- sold
84,502

73,520

74,120

345

326

330

Total cash costs
- R/kg
/
- $/oz
- produced
30,281

24,244

25,043

124

108

112

PRODUCTIVITY
per employee
- g
/
- oz
- target
953

992

964

30.64

31.88

30.99

- actual
931

990

968

29.94

31.83

31.12

FINANCIAL RESULTS (MILLION)
Gold sales
60.4

56.7

218.0

7.9

8.1

31.3

Cost of sales
32.0

28.2

112.8

4.1

4.0

16.3

Cash operating costs
21.0

18.0

71.8

2.8

2.6

10.3

Other cash costs
0.9

0.8

3.3

0.1

0.1

0.5

Total cash costs
21.9

18.8

75.1

2.9

2.7

10.8

Rehabilitation and other non-cash costs
1.8

0.5

3.3

0.2

0.1

0.5

Production costs
23.7

19.3

78.4

3.1

2.8

11.3

Amortisation of mining assets
9.4

8.6

36.4

1.2

1.2

5.3

Inventory change
(1.1)

0.3

(2.0)

(0.2)

-

(0.3)

Operating profit
28.4

28.5

105.2

3.8

4.1

15.0

Capital expenditure
5.4

4.4

19.4

0.7

0.6

2.7

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
CERRO VANGUARDIA - Attributable 46.25%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes /
- tons
- 000
-

-

-

-

-

-

Treated
- tonnes /
- tons
- 000
-

-

-

-

-

-

Gold in ore
- kg
/
- oz 000
-

-

-

-

-

-

Yield
- g/t
/
- oz/t
-

-

-

-

-

-

Gold produced
- kg
/
- oz 000
-

-

-

-

-

-

Open-pit Operations
Mined
- tonnes /
- tons
- 000
977

895

3,696

1,077

987

4,074

Stripping ratio
- t(mined-treated)
 /t treated
9.06

9.50

9.11

9.06

9.50

9.11

Treated
- tonnes /
- tons
- 000
97

85

365

107

94

403

Gold in ore
- kg
/
- oz 000
1,029

1,021

4,255

33

33

137

Yield
- g/t
/
- oz/t
10.16

11.56

11.22

0.296

0.337

0.327

Gold produced
- kg
/
- oz 000
986

985

4,101

32

32

132

Total
Yield
- g/t
/
- oz/t
10.16

11.56

11.22

0.296

0.337

0.327

Gold produced
- kg
/
- oz 000
986

985

4,101

32

32

132

Revenue
- R/kg
/
- $/oz
- sold
74,254

67,467

67,337

304

300

308

Total cash costs
- R/kg
/
- $/oz
- produced
41,593

33,937

32,742

170

151

146

PRODUCTIVITY
per employee
- g
/
- oz
- target
1,701

1,737

1,747

54.70

55.85

56.17

- actual
2,054

1,951

2,100

66.04

62.74

67.50

FINANCIAL RESULTS (MILLION)
Gold sales
84.0

72.7

310.9

11.1

10.4

45.7

Cost of sales
64.5

51.2

219.3

8.5

7.4

31.5

Cash operating costs
35.8

28.8

114.2

4.7

4.1

16.3

Other cash costs
5.2

4.6

20.1

0.7

0.7

2.9

Total cash costs
41.0

33.4

134.3

5.4

4.8

19.2

Rehabilitation and other non-cash costs
1.5

0.5

2.9

0.2

0.1

0.4

Production costs
42.5

33.9

137.2

5.6

4.9

19.6

Amortisation of mining assets
20.8

13.9

73.5

2.7

2.0

10.6

Inventory change
1.2

3.4

8.6

0.2

0.5

1.3

Operating profit
19.5

21.5

91.6

2.6

3.0

14.2

Capital expenditure
5.5

-

5.5

0.7

-

0.7

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

AUSTRALASIAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
SUNRISE DAM
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined
- bcm
/
- bcy
- 000
5,158

4,071

14,106

6,747

5,325

18,452

Treated
- tonnes /
- tons
- 000
464

463

1,812

511

511

1,998

Yield
- g/t
/
- oz/t
4.39

4.31

3.87

0.128

0.126

0.113

Gold produced
- kg
/
- oz 000
2,037

1,999

7,011

65

64

225

Revenue
- R/kg
/
- $/oz
- sold
70,078

71,035

71,603

287

316

320

Total cash costs
- R/kg
/
- $/oz
- produced
37,244

33,686

38,466

152

149

172

PRODUCTIVITY
per employee
- g
/
- oz
- target
1,502

1,380

1,298

48.28

44.37

41.73

- actual
2,209

2,876

2,292

71.02

92.45

73.69

FINANCIAL RESULTS ( MILLION)
Gold sales
151.0

134.6

523.8

19.8

19.2

75.3

Cost of sales
99.4

73.1

336.0

12.9

10.5

48.4

Cash operating costs
72.5

64.3

261.0

9.5

9.2

37.5

Other cash costs
3.4

3.0

8.7

0.4

0.4

1.2

Total cash costs
75.9

67.3

269.7

9.9

9.6

38.7

Rehabilitation and other non-cash costs
1.1

1.1

3.8

0.1

0.2

0.5

Production costs
77.0

68.4

273.5

10.0

9.8

39.2

Amortisation of mining assets
24.3

23.7

85.4

3.2

3.4

12.3

Inventory change
(1.9)

(19.0)

(22.9)

(0.3)

(2.7)

(3.1)

Operating profit
51.6

61.5

187.8

6.9

8.7

26.9

Capital expenditure
108.7

54.6

194.1

14.3

7.8

26.8

AUSTRALASIAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
BODDINGTON - Attributable 33.33%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined
- bcm
/
- bcy
- 000
-

-

-

-

-

-

Treated
- tonnes /
- tons
- 000
758

655

2,934

835

722

3,234

Yield
- g/t
/
- oz/t
0.76

0.88

0.82

0.022

0.026

0.024

Gold produced
- kg
/
- oz 000
579

576

2,394

19

19

77

Revenue
- R/kg
/
- $/oz
- sold
70,331

71,453

71,668

287

317

323

Total cash costs
- R/kg
/
- $/oz
- produced
50,884

47,349

48,122

208

211

216

PRODUCTIVITY
per employee
- g
/
- oz
- target
1,910

1,735

1,847

61.42

55.77

59.38

- actual
1,644

1,605

1,706

52.86

51.59

54.86

FINANCIAL RESULTS ( MILLION)
Gold sales
38.2

41.3

170.0

5.0

5.9

24.6

Cost of sales
27.5

29.0

127.9

3.6

4.2

18.5

Cash operating costs
28.5

26.4

112.5

3.7

3.8

16.2

Other cash costs
1.0

0.9

2.7

0.1

0.1

0.4

Total cash costs
29.5

27.3

115.2

3.8

3.9

16.6

Rehabilitation and other non-cash costs
0.4

0.4

1.7

0.1

0.1

0.2

Production costs
29.9

27.7

116.9

3.9

4.0

16.8

Amortisation of mining assets
1.7

1.3

6.3

0.2

0.2

0.9

Inventory change
(4.1)

-

4.7

(0.5)

-

0.8

Operating profit
10.7

12.3

42.1

1.4

1.7

6.1

Capital expenditure
2.7

3.1

13.9

0.4

0.4

2.0

AUSTRALASIAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
TANAMI - Attributable 40%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined
- bcm
/
- bcy
- 000
605

885

3,073

791

1,158

4,019

Treated
- tonnes /
- tons
- 000
151

150

575

166

165

634

Yield
- g/t
/
- oz/t
2.44

2.95

2.59

0.071

0.086

0.076

Gold produced
- kg
/
- oz 000
369

441

1,493

12

14

48

Revenue
- R/kg
/
- $/oz
- sold
70,418

72,609

71,606

288

321

320

Total cash costs
- R/kg
/
- $/oz
- produced
65,126

66,966

63,931

267

298

286

PRODUCTIVITY
per employee
- g
/
- oz
- target
1,695

1,519

1,559

54.49

48.85

50.13

- actual
1,238

1,480

1,279

39.79

47.57

41.13

FINANCIAL RESULTS ( MILLION)
Gold sales
26.0

32.0

106.9

3.4

4.6

15.4

Cost of sales
26.2

31.1

101.2

3.5

4.5

14.7

Cash operating costs
23.2

29.2

92.8

3.1

4.2

13.4

Other cash costs
0.8

0.4

2.7

0.1

0.1

0.4

Total cash costs
24.0

29.6

95.5

3.2

4.3

13.8

Rehabilitation and other non-cash costs
-

-

0.4

-

-

0.1

Production costs
24.0

29.6

95.9

3.2

4.3

13.9

Amortisation of mining assets
3.7

3.6

9.0

0.5

0.5

1.3

Inventory change
(1.5)

(2.1)

(3.7)

(0.2)

(0.3)

(0.5)

Operating profit
(0.2)

0.9

5.7

(0.1)

0.1

0.7

Capital expenditure
2.1

1.8

8.9

0.3

0.3

1.3

AUSTRALASIAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
UNION REEFS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined
- bcm
/
- bcy
- 000
882

1,680

5,426

1,154

2,198

7,098

Treated
- tonnes /
- tons
- 000
700

734

2,823

772

809

3,111

Yield
- g/t
/
- oz/t
1.68

1.42

1.40

0.049

0.041

0.041

Gold produced
- kg
/
- oz 000
1,176

1,042

3,939

38

34

127

Revenue
- R/kg
/
- $/oz
- sold
70,098

71,431

71,278

287

317

318

Cash costs
- R/kg
/
- $/oz
- produced
55,896

69,953

61,363

229

310

274

PRODUCTIVITY
per employee
- g
/
- oz
- target
1,547

1,607

1,537

49.74

51.68

49.42

- actual
1,744

1,366

1,391

56.08

43.91

44.71

FINANCIAL RESULTS ( MILLION)
Gold sales
88.1

68.1

291.3

11.6

9.7

41.8

Cost of sales
74.9

60.9

265.4

9.8

8.7

38.3

Cash operating costs
65.7

72.9

241.7

8.6

10.4

34.7

Other cash costs
-

-

-

-

-

-

Total cash costs
65.7

72.9

241.7

8.6

10.4

34.7

Rehabilitation costs
0.8

2.3

7.6

0.1

0.3

1.1

Production costs
66.5

75.2

249.3

8.7

10.7

35.8

Amortisation of mining assets
8.4

6.3

23.8

1.1

0.9

3.4

Inventory change
-

(20.6)

(7.7)

-

(2.9)

(0.9)

Operating profit
13.2

7.2

25.9

1.8

1.0

3.5

Capital expenditure
(0.6)

4.5

6.1

(0.1)

0.6

0.8

AUSTRALASIAN REGION
Quarter
Quarter
Year
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
December
September
December
December
September
December
2000
2000
2000
2000
2000
2000
BROCKS CREEK
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined
- bcm
/
- bcy
- 000
-

-

314

-

-

411

Treated
- tonnes /
- tons
- 000
201

351

1,160

222

387

1,278

Yield
- g/t
/
- oz/t
1.21

1.02

1.26

0.035

0.030

0.037

Gold produced
- kg
/
- oz 000
243

359

1,463

8

12

47

Revenue
- R/kg
/
- $/oz
- sold
70,454

69,933

71,099

289

311

324

Cash costs
- R/kg
/
- $/oz
- produced
40,788

37,290

43,799

167

166

201

PRODUCTIVITY
per employee
- g
/
- oz
- target
-

-

2,065

-

-

66.40

- actual
2,210

2,563

2,103

71.05

82.40

67.60

FINANCIAL RESULTS ( MILLION)
Gold sales
18.7

23.5

105.7

2.5

3.4

15.5

Cost of sales
16.0

18.7

83.3

2.2

2.7

12.2

Cash operating costs
9.5

13.2

63.0

1.3

1.9

9.3

Other cash costs
0.4

0.2

1.1

0.1

-

0.2

Total cash costs
9.9

13.4

64.1

1.4

1.9

9.5

Rehabilitation costs
1.5

-

(3.6)

0.2

-

(0.6)

Production costs
11.4

13.4

60.5

1.6

1.9

8.9

Amortisation of mining assets
0.1

-

14.9

-

-

2.3

Inventory change
4.5

5.3

7.9

0.6

0.8

1.0

Operating profit
2.7

4.8

22.4

0.3

0.7

3.3

Capital expenditure
0.1

0.3

2.1

-

-

0.3

DIRECTORS
Executive
R M Godsell   (Chairman and Chief Executive
Officer)
J G Best
K H Williams
Non-Executive
R P Edey   (British) (Deputy Chairman)
F B Arisman   (American)
Mrs E le R Bradley
C B Brayshaw
Dr J W Campbell
Dr V K Fung   (American)
M W King
(Alternate: R P Garnett)
T J Motlatsi
D M J Ncube
N F Oppenheimer
J Ogilvie Thompson
A J Trahar
(Alternate: W A Nairn)
OFFICES
Registered and Corporate
Managing Secretary
Ms Y Z Simelane
Company Secretary
C R Bull
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6108
Australia
Level 11, 60 City Road
Southbank, Victoria 3006
Australia
Telephone: +61 3 9684 4999
Fax: +61 3 9696 9977
UNITED KINGDOM SECRETARIES
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
SHARE REGISTRARS
South Africa
Computershare Services Limited
2nd Floor, Edura, 41 Fox Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 836 0792
United Kingdom
Computershare Services PLC
PO Box 82
The Pavilions, Bridgwater Road
Bedminster Down, Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119
Australia
Computershare Registry Services Pty Limited
Level 12, 565 Bourke Street
Melbourne, Victoria 3000
(GPO Box 2975EE
Melbourne, Victoria 3001)
Australia
Telephone: +61 3 9611 5711
Fax: +61 3 9611 5710
ADR DEPOSITARY
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1 212 815 2711
Fax: +1 212 571 3050
AUTHORISED REPRESENTATIVE
United States of America
Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210
DIRECTORATE AND ADMINISTRATION

South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6107
E-mail: slenahan@anglogold.com
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Europe
Tomasz Nadrowski
Telephone: +41 22 718 3312
Fax: +41 22 718 3334
E-mail: tnadrowski@anglogold.com
67, rue du Rhone
4
th
 Floor
1207 Geneva
Switzerland
Alex Buck
Telephone: +44 20 7664 8712
Fax: +44 20 7664 8711
E-mail: abuck@anglogold.com
2
nd
 Floor, 100 Pall Mall
St James's
London SW1Y 5HP
England
United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in North
America) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: ccarter@anglogold.com
509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America
Australia
Andrea Maxey
Telephone: + 61 3 9684 4920
Fax: + 61 3 9684 4951
E-mail: amaxey@anglogold.com.au
Level 11, 60 City Road
Southbank
Victoria 3006
Australia
With effect 14 March 2001
Mobile: +61 438 001 393
E-mail: amaxey@anglogold.com.au
Level 13 & 14
44 St Georges Terrace
Perth
Western Australia 6000
General E-mail enquiries
investors@anglogold.com
AngloGold website
http://www.anglogold.com
Global BuyDIRECT
SM
The Bank of New York maintains a direct share
purchase and dividend reinvestment plan for
AngloGold.
For additional information, please visit The Bank of
New York's website at www.globalbuydirect.com
or call Shareholder Relations at 1-888-BNY-ADRS
or write to:
The Bank of New York
Shareholder Relations Department
Global BuyDIRECT
SM
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America
CONTACTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:  11 JULY 2003
By:    /s/ C R BULL

_

Name:  C R Bull
Title:     Company Secretary